



EXCELLENCE in everything we touch










Crawford®

Crawford & Company **Annual Report 2004**

At-a-Glance

CASUALTY CLAIMS SERVICES
When accidents happen, we're there.

- On scene – 24 hours a day, 7 days a week
- Complete claims resolution from investigation to settlement
- Web-based appraisal/inspection delivery backed by national network of equipment specialists and appraisers
- Dedicated subrogation unit
- Total program management/ outsourcing from claim intake to resolution
- Experts capable of handling difficult losses from products' liability to environmental occurrences
- Discreet, thorough in-house surveillance for suspicious claims

CLASS ACTION SERVICES
When a class action litigation settlement is reached, we can:

- Design and execute innovative legal notice programs
- Administer all phases of the class action settlement, from noticing through distribution
- Conduct field inspections, when necessary
- Provide real-time information access to parties at all times
- Manage practical Chapter 11 claims administrations
- Execute complete document management services
- Provide or arrange for expert consultation services

PROPERTY CLAIMS MANAGEMENT
When property is damaged, we have the expertise to promptly adjudicate the claim.

- Fast, cost-effective settlements with online file management
- Network of certified direct repair contractors
- Major loss response by Global Technical Services – comprised of Executive General Adjusters providing expertise in their respective fields
- Cause and origin investigation and analysis for property and liability losses worldwide
- Global risk administration for insurers, brokers and multinationals

CATASTROPHE MANAGEMENT SERVICES
When extra claims support is needed quickly, we can respond with the resources required.

- Highly mobile, rapidly deployed workforce
- Cost-effective means for insurers to meet sudden spikes in workloads
- Pre-event consultation
- Tailored program response
- Scalable operations

WORKERS' COMPENSATION CLAIMS ADMINISTRATION
When injuries occur, we help control costs.

- National network of dedicated risk management service centers
- Scalable solutions
- On-site adjudication, investigation, medical and vocational consultation throughout North America
- Dedicated units for cost-effective, professional claims handling
- Adjusters and nurses work as a team
- Discreet, thorough in-house surveillance for suspicious claims
- Consultative client management services

RISK SCIENCES GROUP
When you need meaningful loss information, we deliver.

- Risk Management Information System (RMIS) solutions for carriers, self-insured and self-administered organizations
- 24/7 Internet access from anywhere in the world
- Consolidation and validation of all types of data from multiple sources into a single repository
- Comprehensive, flexible, and customizable reports that cover the full spectrum of risk analysis
- Responsive account support provided by risk management data experts

HEALTHCARE MANAGEMENT
When people are injured, we help them get back to work quickly.

- Early intervention, the key to the successful medical management of a claim, and triage/severity screening
- Telephonic and on-site medical case management
- Channeling to credentialed hospitals and medical providers in our preferred provider network
- Extensive menu of vocational services to expedite the return to work process
- National independent medical examination (IME) program
- Medical bill review services deliver superior savings through the combination of medical bill auditing and PPO discounts
- Multi-level peer review services
- Full complement of utilization review services
- Short- and long-term disability management and catastrophic case management

When services are needed for loved ones, we are there to assist.

- Crawford Care Management – long-term care services for aging, disabled, or chronically ill



Locations

UNITED STATES
Alabama • Alaska • Arizona • Arkansas • California • Colorado • Connecticut • Delaware • Florida • Georgia • Hawaii • Idaho • Illinois • Indiana • Iowa • Kansas • Kentucky • Louisiana • Maine • Maryland • Massachusetts • Michigan • Minnesota • Mississippi • Missouri • Montana • Nebraska • Nevada • New Hampshire • New Jersey • New Mexico • New York • North Carolina • North Dakota • Ohio • Oklahoma • Oregon • Pennsylvania • Rhode Island • South Carolina • South Dakota • Tennessee • Texas • Utah • Vermont • Virginia • Washington • West Virginia • Wisconsin • Wyoming

CANADA
Alberta • British Columbia • Manitoba • Newfoundland • New Brunswick • Nova Scotia • Ontario • Prince Edward Island • Quebec • Saskatchewan

CARIBBEAN
Antigua • Bahamas • Barbados • Jamaica • Puerto Rico • St. Maarten • Trinidad • U.S. Virgin Islands

LATIN AMERICA
Argentina • Brazil • Chile • Colombia • Ecuador • El Salvador • Guatemala • Mexico • Nicaragua • Panama • Peru • Venezuela

UNITED KINGDOM
Belfast • Birmingham • Brighton • Bristol • Cardiff • Chelmsford • Croydon • Dublin • Edinburgh • Exeter • Gatwick-Crawley • Glasgow • Hull • Leeds • Lincoln • Liverpool • Lloyd's and London Market • London • Milton Keynes • Newcastle • Northhampton • Norwich • Nottingham • Reading • Stockport • Stoke-on-Trent • Watford • Winchester • Worchester

EUROPE, MIDDLE EAST & AFRICA
Belgium • Denmark • Finland • France • Germany • Greece • Hungary • Israel • Italy • Jordan • Kazakhstan • Kenya • Kuwait • Netherlands • Norway • Pakistan • Poland • Russia • Saudi Arabia • South Africa • Spain • Sweden • Turkey • Ukraine • United Arab Emirates

ASIA/PACIFIC
Australia • China • Hong Kong • India • Indonesia • Japan • Malaysia • New Zealand • Papua New Guinea • Philippines • Singapore • Taiwan • Thailand • Vietnam

Photos on Cover *(from left upper corner, clockwise)*: **Bari-Leigh Myers**, Workers' Compensation Consultant, Ottawa, Ontario; **Claes Frick**, Country Manager, Stockholm, Sweden; *(left to right)* **Mark Price**, Catastrophe CORE adjuster, Sedona, Arizona; **Julia (J.J.) Stratton**, Catastrophe CORE adjuster, Dallas, Texas; **Mike Barnes**, Catastrophe CORE adjuster, Hattiesburg, Mississippi; **Jeff Lee**, Catastrophe CORE adjuster, Houston, Texas; **Isabel Ferrer**, Administrative Assistant, Madrid, Spain; **Gareth Bowers**, Client Partner Operations, Birmingham, United Kingdom

By building a Crawford & Company team around every client; by training and developing our employees; by communicating across our organization; and by providing an experienced and flexible global service network; we will deliver quality, consistency, and responsiveness, achieving Excellence in Everything We Touch.

Business Description

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 63 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.



Thomas W. Crawford
President & CEO

Fellow Shareholders:

Our results for the year contained much that is encouraging. Notwithstanding the changes that brought me to Crawford & Company as Chief Executive Officer, our associates worked hard at improving efficiency, competitiveness, and performance in 2004. Revenues benefited from increasing claims volumes driven in large part by weather-related losses around the globe. Earnings gains reflected Crawford's ability to leverage incremental volume into meaningful, profitable growth.

Throughout my 40-year career, I have found that sustainable long-term financial results follow from outstanding training programs, superior quality and customer service initiatives, and an accountable management team with a solid business plan. While shareholders can be encouraged by improvements in the 2004 results, our potential for growth and improvement in 2005 and beyond resides in our newly-begun programs for change, in the shared values developing among all Crawford associates, and in our renewed commitment to our clients.

The first days of any leadership position are very important as they set the tone, priorities, and policies for all the days to follow. Upon my arrival as CEO in September 2004, I knew Crawford & Company had a rich heritage and a great opportunity to be the provider of choice in claims and administrative solutions. Over its 63-year history, the Company has had tremendous strengths including its independence, its global scope, and the pride and energy of its people. It was equally apparent that to realize the potential of these resources, we needed to focus on what is important in the eyes of our employees and clients. Accountability of leadership, improved quality/consistency in our work processes and products, and a common set of goals from the Company's frontline field associates up through senior management are among the critical issues to building client confidence and future success, particularly in our U.S. business.

We began with a thorough self-analysis, which has allowed us to redefine our mission and objectives under the heading of "Excellence in Everything We Touch." These objectives are the basis for all of our 2005 action plans as well as the theme of this annual report, and I believe we have the necessary talent and plans in place to meet every one of these objectives.

New Management Team

Recently we made five key appointments to strengthen the Crawford management team. In October, we added new senior leadership to our Risk Management Services (RMS) and Healthcare Management Services (HCM) service lines. Robert R. Kulbick, a 15-year industry veteran, and Larry A. Mattingly, a 25-year leader in the insurance industry, joined Crawford as senior vice presidents. In early January 2005, 31-year Crawford veteran Philip G. Porter was named head of Claims Management Services (CMS), establishing new leadership in each of our U.S. service lines.

Kevin B. Frawley has joined the Company to coordinate and oversee our financial administration services, including class action services, which are both areas of great opportunity for growth. Most recently, Robert J. Cormican has been added to the management team and will focus on compliance, quality, and training, crucial areas for Crawford & Company.

These changes, coupled with our existing strong international and class action organizations, create a leadership team in our industry that is second to none in experience.

2004 Activities

First among our key corporate objectives *is to deliver quality results that exceed our clients' expectations.* To support that goal in 2004, management has:

- Globally implemented a performance-based metric called the Management Control Process;
- Redesigned the management compensation of our U.S. operations;
- Restructured the organization of U.S. Claims Management Services;
- Improved our worldwide quality assurance processes; and
- Reviewed our technological processes.

The Management Control Process improves our ability to plan, control, build accountability, communicate, and train. With this system, we will consistently measure results and identify potential opportunities and problems early on. The system also improves the multi-year planning process by facilitating communication and encouraging teamwork among managers during the development process.

Second, after consulting with our branch managers, our executive team rebuilt the compensation programs for U.S. managers, tying their incentive bonuses to service quality. CMS was also consolidated into five territories in the U.S., each with a regional vice president responsible for growth, quality performance, and providing a consistent chain of accountability from senior management to the field.

Third, we added quality assurance resources and improved our auditing system to make identifying and correcting problems easier. As an example, every branch in our U.S. operations will conduct ongoing self-inspections in 2005. This system, along with new quality criteria, will enhance the consistency of our product delivery. Our clients expect and should receive the same level of service wherever they are, regardless of the service being provided.

Fourth, we continue to actively evaluate our technological processes. Recognizing that technology is a key component to delivering efficient service, we asked outside consultants to ensure that we are making the best use of our technological resources. A number of their key recommendations are currently being implemented.

2004 Financial Results

Our total revenues before reimbursements for 2004 grew by just over 6 percent, increasing to $733.6 million from $690.9 million in 2003. Operating earnings totaled $32.4 million, up 8 percent over the $30.0 million reported in 2003. Net income totaled $25.2 million, or $0.51 per share in 2004, compared with $7.7 million, or $0.16 per share in 2003. Net income in 2004 included a special credit of $5.2 million, net of related income taxes, or $0.11 per share, resulting from the sale of an undeveloped parcel of real estate. Also during 2004, the Company settled a tax credit refund claim with the Internal Revenue Service which increased net income by $2.8 million, or $0.06 per share. Net income in 2003 included an after-tax charge of $8.0 million, or $0.17 per share, under an agreement reached with the Department of Justice to resolve an investigation of the Company's billing practices.

We were very pleased with the growth in U.S. revenues during 2004, driven by the contribution of our catastrophe adjusters and record revenues generated in our class action services unit. U.S. revenues before reimbursements for 2004 were $478.1 million, slightly ahead of 2003. Class action services revenues grew 16 percent to a record $86.4 million, and catastrophe related revenues surged 74 percent to $42.5 million in 2004.

During the second half of the year, we received more than 60,000 claims related to the four hurricanes that hit Florida and other southeastern states during August and September, driving claim referrals from our U.S. insurance company clients up nearly 23 percent during the fourth quarter alone, and contributing to the first year-over-year increase in total U.S. revenues since 2001.

Total U.S. revenues related to the hurricanes reached $35 million for 2004. In the Caribbean we received nearly 8,000 hurricane-related claims, generating 2004 revenues of about $6 million.

I would like to thank all of the members of our U.S. and international catastrophe teams for their persistence and the personal sacrifice it took to deliver our catastrophe plans during the aftermath of the U.S. and Caribbean hurricanes.

Under the direction of Jeffrey T. Bowman, president of International Operations, our international division flourished with revenues growing nearly 17 percent to $255.4 million in 2004. Excluding the benefit of exchange rate fluctuations, international revenues grew by 6.5 percent, helped by an increase in revenues in the Caribbean related to Hurricanes Frances, Ivan, and Jeanne, and a substantial increase in case referrals from recently awarded claims management agreements in the United Kingdom.

Operating margins in both our U.S. and international operations reflected the second half surge in claims activity. Consolidated operating margins in 2004 grew to 4.4 percent from 4.3 percent in the prior year. Our international operating margin improved to 4.5 percent in 2004 from 3.1 percent in the prior year.

Looking Ahead

Our outlook for 2005 remains cautious. We know we have hard work in front of us to return the Company to a sustainable growth track. Our financial objectives include increasing revenues to replace weather-related business in 2004, growing our global service lines, and increasing our operating margins both in the U.S. and on a consolidated basis.

As we pursue these goals, we will grow our enhanced training and leadership development program in order to attract, motivate, and retain high-quality employees. Plans in place to achieve this objective include enriched training and leadership development classes, career path revisions, and compensation reviews.

We will continue to focus on improving communications throughout the Company. Our recent employee survey supports this goal and has established a benchmark against which we will measure subsequent progress. We have created new Field Advisory Boards – small teams of field employees and managers who are closest to our clients – that can reflect valuable insight and ideas and provide input regarding corporate decisions and technology development. These actions not only support our enhanced training and quality objectives, they also support our goal of creating a positive working environment. By this I mean an environment where employees can realize their personal goals while contributing to the success of the Company.

The core business of Crawford & Company will remain the same: providing claim solutions to the insurance industry and self-insured markets. However, we will continue to expand our administration solutions to the financial services sector. I see this as an opportunity to strengthen our overall abilities to deliver world class solutions, while capitalizing on high volume areas such as class action lawsuits, bankruptcies, and product warranty services, among others.

Finally, I would like to thank our associates, shareholders, and clients for their support over the past year. We are confident that with the changes and goals outlined above, Crawford & Company will be the company of choice for our clients and the employer of choice for employees.

Sincerely,


Thomas W. Crawford

Thomas W. Crawford
President & CEO

Q + A with Tom Crawford

Why did you decide to come to Crawford & Company?

After 40 years in the insurance services industry, I moved back to the Southeast to establish some roots and to build a company where I could coach and teach people how to build successful business environments. When the call came from Crawford, I saw it as a great fit with my background and my interests. I was attracted to the rich history, the fact that it is a global company, and the enthusiasm of the Board of Directors.

What is your top priority for the coming year?

To achieve Excellence in Everything We Touch. To that end, we have established an executive sponsorship program that assigns my direct reports to top clients, thereby encouraging close contact and understanding of the clients' needs and priorities. We have already realigned our management compensation structure to reward quality performance. Through the Management Control Process, we will establish clear accountability for the field organization as well. Taken together, these steps should lead us to our goal of excellence.

Tell us more about the Management Control Process (MCP).

I believe so much in the environment in which you work. A successful company's long-term strength comes from the attitude and the enthusiasm of its people. I believe there is value from the entry-level person to senior managers. For all associates to know their value and accountabilities and what the give-and-take is between the Company and its employees is extremely important to our success.

The MCP is very simple but it does many things. It allows us to plan in a structured format, gain control, and be accountable. The program requires managers to put what they are going to do in writing and in a structure that is measurable within a timeframe. It allows us to graphically display results that are extremely important to communicate, yet easy to understand. I believe if you measure something, with accountable management over time, it will improve.

But perhaps most importantly, the MCP allows us to communicate in a structured way and educate people. We use it to communicate with clerical staff, the management team, our Board of Directors, and the outside world.

Where is the insurance industry in the underwriting cycle and what is your outlook?

As far as the tight market, we believe it's at the bottom right now. We see in our claim counts and other activities that it appears to be leveling out. When the cycle turns upward, it will be a very slow process lasting a couple of years, but it will turn back to a market that is more favorable for us because you'll see deductibles and the price of insurance loosen up a bit.

It's an important question because I don't think you build a company based on cycles. One of the opportunities we have now is to analyze and take advantage of the growing financial services market. Over the past 10 years, the changing boundaries between banking and insurance have opened new doors. We have to build a company where we have stability and are not completely dependent on the cycles of the property and casualty insurance industry.

How will you measure success?

The same way everyone else does. Revenue growth and improving margins are the two primary things that people look at and I'm not bashful about telling employees that growing and making money is a good thing.

A company that is growing revenue, has a good profit margin, and offers top quality to its clients is more likely talking about job opportunities, not layoffs. It's talking about performance bonuses, not salary freezes. It's talking about expansion, not reductions.

We also conducted an employee survey in which we asked employees to tell us about their work environment, and we will respond to their comments. Then, as we build connectivity between the Home Office and the field, you will see the real ingredient to a successful company – enthusiasm! We want to measure and benchmark that enthusiasm, and we want to be the employer of choice for our employees and the company of choice for our clients.

Is there a revolutionary change needed?

Sometimes I want it to be a revolution, but I'm realistic enough to know that it's going to be an evolution. I think it's touch versus words. While sincerity is important, you have to earn trust and belief and this management team will earn it. But the Company doesn't have time for people to wait and see what the new guy or the new staff can do.

The choices are obvious to me. If you take a step back, the Company suffers. If you stay where you are, it will take longer to get to your destination. But if you take a step forward, believe, and start acting differently, the Company will move much faster. I think it's important to act on things that can be touched and are real.

The moment an employee crosses over that line and takes a step forward, this Company will gain momentum and the evolution will move faster and faster. Today, after four months, I think there's a belief that this Company will be different. That's why I always say before I leave the room after speaking with associates that they've now become ambassadors of the Company. As our people touch it and believe it, they each become more and more of a spokesperson for Crawford & Company.

A continuing strength of Crawford & Company has been its people. Global Technical Services is composed of the most highly trained group of executive general adjusters in the world today.

EXCELLENCE is being the best





MARK BASS, EXECUTIVE GENERAL ADJUSTER, CRAWFORD GLOBAL TECHNICAL SERVICES In September 2003, the National Motorcycle Museum and Conference Center in Birmingham, England, suffered a disastrous fire, causing catastrophic damage to the structure and contents, including many historic exhibits. With multiple operating companies involved and the owner emphatically supporting restoration, Crawford deployed a team that resolved the claim within seven months and allowed the museum to re-open by January 2005.

Crawford united its U.S. Technical Services operation with those operations outside of the United States to form the Global Technical Services (GTS) unit in 2003. The group offers unique expertise in high-end property settlements with experience that embraces catastrophic and complex claims, high value property and casualty claims, as well as specialty claims such as construction, power and engineering, oil and gas, financial institutions, product liabilities, and professional indemnities.

The advantage of their experience lies in the project management of claims and enabling clients to mitigate direct and indirect costs. Already the largest independent operation of its kind in the world, GTS has established a new benchmark for claims handling in this business sector by providing business and brand protection, worldwide service, specific processes, claims costs mitigation, and catastrophe response.

"The technical skills required by the market are a mere prerequisite for all Crawford GTS staff," said Jeffrey T. Bowman, president, International Operations. "Crawford's comprehensive investigative approach to large loss claims handling establishes a new benchmark in this business sector."



DES SULLIVAN AND SCOTT RICHARDSON, EXECUTIVE GENERAL ADJUSTERS, CRAWFORD GLOBAL TECHNICAL SERVICES **In December 2004, a major fire broke out at the Chicago headquarters of the LaSalle Bank, a division of ABN AMRO. With damages in the tens of millions of dollars, Crawford adjusters responded immediately by assembling a team including a building consultant, an IT consultant, a forensic accountant, and electrical engineers to investigate the damage and to assess the loss swiftly while supporting concerned clients in Europe as well as Chicago.**



Charley. Frances. Ivan. Jeanne. Four hurricanes struck the southeastern United States and the Caribbean in August and September of 2004, causing billions of dollars in property damage.

For Crawford and the rest of the insurance industry, it was an unprecedented demand on resources. At the peak, Crawford alone had 669 people involved, from adjusters to managers, from the United States across the Caribbean, and from technical support to independent contractors.

For Brenda Goodwin, a Crawford senior client service manager based in Virginia, it was a call to action. On Labor Day weekend, she drove to south Florida and put her adjuster hat on to help with the claims and cleanup process. Two weeks later, it was on to Mobile, Alabama. She returned home in time for Thanksgiving.

"Day to day, I worked with branch managers on single branch accounts and their administrative staff on problem resolutions," she said. "Every office was giving up its most senior people to help. Our heavy-hitting property adjusters handled up to 25 to 30 claims per week."

Julia (J.J.) Stratton is a Crawford catastrophe adjuster from Dallas, Texas. In July, she purchased an RV to serve as an office and housing for her activities. Then the call came.

"I arrived in Tampa on Sunday after Charley hit and I'm still here, helping process claims," she said. "We broke up into teams, divided up resources, and went in different directions. I spent most of my time in Polk County, Florida, where three hurricane eyes had passed through, before moving on to Mobile. The storm surge in the Florida panhandle was unbelievable. I'm still working with some of the condos and seasonal buildings that were hit hard. Some buildings still don't have power, and questions remain about whether other buildings can be saved."

EXCELLENCE is always being there

BRENDA GOODWIN, CRAWFORD SENIOR CLIENT SERVICE MANAGER

"Everybody worked around the clock, seven days a week. It was a phenomenal team effort and we're still doing it. In those first weeks, we took in over 7,000 claims in Mobile alone."



In 2003, the Houston Independent School District (HISD) bid out a reorganization of its workers' compensation team. With 320 schools, 32,250 employees, and a $1.3 billion payroll, HISD is the largest public school system in Texas and the seventh largest in the United States.

"Our RFP had some unusual aspects," said Tom Dolan, workers' compensation claims manager for HISD. "I wanted an on-site team and, as an urban school, we had a commitment to maintain meaningful minority business involvement. This was not a model other schools were using. We needed a team that could work together."

Diane Jarrett is Crawford's service manager for the school district. "This was an example of out-of-the-box thinking for Crawford. We had to unbundle our services and use outsourcing to bring in different expertise," she said.

In 2004, Crawford established an on-site unit at HISD comprised of 12 people handling all workers' compensation claims for the district.

"Four years ago, our lost time was close to 21 weeks per case," said Dolan. "Today, it is down to seven weeks. The average number of people on workers' compensation has dropped from 168 to 86. Our per-case costs are down and we've reduced overall program costs by $2.4 million per year. At the same time, minority businesses handle preauthorization, investigation, field case management, vocational, and peer review activities, or about 26 percent of our business."

Why does it work?

"I'm passionate about this, and so is Diane," Dolan continued. "We're having fun here, which you usually don't say about workers' compensation. We're being creative, we're pioneering things, we're coming up with answers involving other areas like finance and human resources in an area where the usual response is 'You can't.' Not our group."



EXCELLENCE is being flexible

TOM DOLAN, WORKERS' COMPENSATION CLAIMS MANAGER, HOUSTON INDEPENDENT SCHOOL DISTRICT "The molding of effort began with Crawford saying, 'Let's do this right.' One of Crawford's best kept secrets is how well you accomplished this integration. It's the strength of your organization. You don't know how good you are."


EXCELLENCE is recognizing opportunities

MIKE SHERIN, CHAIRMAN, GARDEN CITY GROUP; KAREN SHAER, MANAGING DIRECTOR OF BUSINESS REORGANIZATION *"Bankruptcy administration is* a niche area we started pursuing about three years ago. We had to find the people, build the systems, and sell it to the market. Since then, we have grown aggressively, and today we have the resources and expertise to handle the largest cases. In fact, the bankruptcy area today is about half the size of the original GCG at the time of the Crawford acquisition."

In 1999, Crawford acquired the Garden City Group (GCG) and entered a new and expanding business services arena. Today, GCG is one of the largest class action administrators in the United States.

Diversification requires both an understanding of what made you successful and an appreciation of the importance of change.

Initially, GCG was located in New York and primarily focused on the Northeast class action marketplace. Over the past five years, GCG has increased its revenues by several hundred percent, and expanded its ability to support activities such as multimillion-piece mailings to potential claimants, and processing the resultant claims filed, numbering from the thousands to nearly one million, through a national network with offices in Ohio, Virginia, Washington, and Florida. For Crawford, GCG is an opportunity to leverage strengths in global information and management services by building a business complementary to its core insurance services, yet outside the traditional insurance claims business cycle.

Even within GCG, growth has been fueled by a willingness to bring existing expertise to new areas. Over the past three years, GCG leveraged its expertise in mass data processing, claims processing, and support technology to enter the bankruptcy claims administration business.

"Working with class actions and mass torts within the Chapter 11 environment was a strategic diversification for GCG," said Karen Shaer, managing director of business reorganization. "By recognizing the fit between our existing capabilities and the unique requirements of this area, we were able to build a turnkey service that is both successful in its own right and now offers expanded capabilities to other departments in our company through creative system development work and executing remarkable notice programs around the world."

Whether it's hurricanes in the Caribbean, a construction claim in Spain, property fires in Australia, a mining accident in South Africa, or a marine claim in Brazil, Crawford & Company has been there.

EXCELLENCE is being everywhere



JOSE GOGGI, COUNTRY MANAGER, BUENOS AIRES, ARGENTINA
"Wherever we handle a claim, our clients look to us for the local insight and expertise that can bring the claim to an optimal resolution."

As the largest independent provider of claims management solutions, with a global network of over 700 offices in 63 countries, Crawford can provide local support and expertise anywhere in the world.

Our vast resources allow us to support both local businesses and multinational corporations in a wide variety of categories such as property and casualty claims management, workers' compensation claims administration, healthcare management, class action services, and catastrophe management, all supported by best-in-class technology.

Recently, Crawford created a new Corporate Multinational Risks (CMR) unit dedicated to the design and implementation of global multinational claims solutions, including strategic account management. CMR is comprised of global specialists with extensive experience in designing and implementing worldwide claims programs, which blend local and regional claims cultures into the global requirements of our multinational clients.

Over the last 63 years, Crawford has been steadily pursuing new markets, clients, and products all over the world. This strategy has served us well in the past and will allow us to continue strengthening and expanding our global presence in the future.





JAMES WONG, COUNTRY MANAGER, TAIPEI, TAIWAN "Crawford creates the most streamlined, cost-effective program for each client."

SUE JEWETT, SENIOR ACCOUNT SUPERVISOR, TORONTO, ONTARIO "Our unique global network of specialized expertise allows us to protect our clients' best interests and ensure fair and prompt handling for their claimants."

2004 Highlights

Financial and Operating Highlights

For years ended December 31,

(dollars in millions, except per share data)	**2004**	2003	% change
Revenues Before Reimbursements	**$ 733.6**	$ 690.9	6.2 %
Operating Earnings [1]	**32.4**	30.0	7.8 %
Cash Provided by Operating Activities	**35.8**	37.2	(3.9)%
Net Income Per Share Before Special Credits/Charges – Diluted	**0.40**	0.32	25.0 %
Net Income Per Share – Diluted	**0.51**	0.16	218.8 %
Return on Average Shareholders' Investment	**13.7%**	4.6%	9.1 %
Dividends Per Share – Class A and Class B	**0.24**	0.24	–

[1] *Earnings before special credits and charges, net corporate interest expense, and income taxes. For a reconciliation of operating earnings to net income, see page 19 of this annual report.*



Revenues before Reimbursements: U.S. vs. International (in thousands)

- U.S. $478,137
- International $255,430



U.S. Revenues before Reimbursements by Market Type (in thousands)

- Insurance Companies $233,531
- Self-Insured Entities $158,190
- Class Action Services $86,416

2004 Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

BUSINESS OVERVIEW

Crawford & Company provides claims management services to insurance companies, self-insured entities and class action settlement funds. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services.

Insurance companies, which represent the major source of our revenues, customarily manage their own claims administration function but require limited services which we provide, primarily field investigation and evaluation of property and casualty insurance claims. Self-insured entities typically require a broader range of services from us. In addition to field investigation and evaluation of their claims, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, risk management information services, and administration of the trust funds established to pay their claims. Finally, we also perform the administrative functions related to securities, product liability, bankruptcy and other class action settlements, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds.

The claims management services market, both in the United States ("U.S.") and internationally, is highly competitive and comprised of a large number of companies of varying size and scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by the insurance underwriting cycle, weather-related events, general economic activity, and overall employment levels and associated workplace injury rates.

We generally earn our revenues on an individual fee per claim basis. Accordingly, the volume of claim referrals to us is a key driver of our revenues. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles decline. This usually results in an increase in industry-wide claim referrals which will increase claim referrals to us provided we maintain at least our existing share of the overall claim services market. During a hard insurance underwriting market, as we've experienced since the September 11, 2001 terrorist attacks, insurance companies become very selective in the risks they underwrite, and insurance premiums and policy deductibles increase, sometimes quite dramatically. This results in a reduction in industry-wide claims volumes, which reduces claims referrals to us unless we can offset the decline in claim referrals with growth in our share of the overall claims services market. Our ability to grow our market share in such a highly fragmented, competitive market is primarily dependent on the delivery of superior quality service and effective, properly focused sales efforts.

RESULTS OF OPERATIONS

Consolidated net income was $25,172,000 for 2004 as compared to $7,662,000 in 2003 and $24,512,000 in 2002. Consolidated net income for 2004 included a gain of $5.2 million, net of related income taxes, on the sale of an undeveloped parcel of real estate. Consolidated net income for 2003 included an after-tax payment of $8.0 million under an agreement reached with the U.S. Department of Justice to resolve an investigation into our billing practices. Consolidated net income for 2002 included a payment received from a former vendor in full settlement of a business dispute of $3.8 million, net of related income tax expense.

Operating earnings is one of the key performance measures our senior management and chief decision maker use to evaluate the performance of our business and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our performance using the same criteria our management uses.

Following is a reconciliation of consolidated net income on a GAAP (generally accepted accounting principles) basis to operating earnings for the years ended December 31, 2004, 2003, 2002, 2001, and 2000:

(in thousands)	**2004**	2003	2002	2001	2000
Net income	**$ 25,172**	$ 7,662	$ 24,512	$ 29,445	$ 25,348
Add/(deduct):					
Special (credits) and charges	**(8,573)**	8,000	(6,000)	–	16,740
Amortization of goodwill	**–**	–	–	3,448	3,203
Net corporate interest expense	**3,536**	5,414	4,706	4,779	4,476
Income tax expense	**12,251**	8,964	14,029	18,356	15,802
Operating earnings	**$ 32,386**	$ 30,040	$ 37,247	$ 56,028	$ 65,569

Consolidated 2000 net income included a charge related to the write down of the carrying value associated with internal use software formerly under development. Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), eliminated amortization of goodwill after 2001.

The following is a discussion and analysis of the results of operations of our two reportable segments: U.S. operations and international operations. Our reportable segments represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services listed in this annual report do not represent separate reportable segments. Rather, they describe the various claims administration services performed within our approximately 700 field branches around the world. Revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude reimbursed out-of-pocket expenses, special credits and charges, net corporate interest expense, and income taxes.

Our discussion and analysis of operating expenses is comprised of two components. Compensation and Fringe Benefits includes all compensation, payroll taxes, and benefits provided to our employees which, as a service company, represents our most significant and variable expense. Expenses Other Than Reimbursements, Compensation and Fringe Benefits include office rent and occupancy costs, other office operating expenses, amortization and depreciation. This discussion should be read in conjunction with our consolidated financial statements and the accompanying notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating results for our U.S. and international operations were as follows:

(in thousands)				% Change From Prior Year	
Years Ended December 31	**2004**	2003	2002	**2004**	2003
Revenues:					
U.S.	**$ 478,137**	$ 471,847	$ 508,734	**1.3 %**	(7.3)%
International	**255,430**	219,086	190,656	**16.6 %**	14.9 %
Total	**$ 733,567**	$ 690,933	$ 699,390	**6.2 %**	(1.2)%
Compensation & Fringe Benefits:					
U.S.	**$ 295,152**	$ 292,357	$ 320,475	**1.0 %**	(8.8)%
% of Revenues	**61.7 %**	62.0 %	62.9 %		
International	**177,159**	152,950	130,886	**15.8 %**	16.9 %
% of Revenues	**69.4 %**	69.8 %	68.6 %		
Total	**$ 472,311**	$ 445,307	$ 451,361	**6.1 %**	(1.3)%
% of Revenues	**64.4 %**	64.5 %	64.5 %		
Expenses Other Than Reimbursements, Compensation & Fringe Benefits:					
U.S.	**$ 162,185**	$ 156,201	$ 158,998	**3.8 %**	(1.8)%
% of Revenues	**33.9 %**	33.1 %	31.3 %		
International	**66,685**	59,385	51,784	**12.3 %**	14.7 %
% of Revenues	**26.1 %**	27.1 %	27.2 %		
Total	**$ 228,870**	$ 215,586	$ 210,782	**6.2 %**	2.3 %
% of Revenues	**31.2 %**	31.2 %	30.2 %		
Operating Earnings: [1]					
U.S.	**$ 20,800**	$ 23,289	$ 29,261	**(10.7)%**	(20.4)%
% of Revenues	**4.4 %**	4.9 %	5.8 %		
International	**11,586**	6,751	7,986	**71.6 %**	(15.5)%
% of Revenues	**4.5 %**	3.1 %	4.2 %		
Total	**$ 32,386**	$ 30,040	$ 37,247	**7.8 %**	(19.3)%
% of Revenues	**4.4 %**	4.3 %	5.3 %		

[1] *Earnings before special credits and charges, net corporate interest expense, and income taxes.*

U.S. OPERATIONS

Years Ended December 31, 2004 and 2003

Revenues

U.S. revenues before reimbursements, by market type, for 2004 and 2003 were as follows:

(in thousands)	**2004**	2003	Variance
Insurance companies	**$ 233,531**	$ 229,781	1.6 %
Self-insured entities	**158,190**	167,526	(5.6) %
Class action services	**86,416**	74,540	15.9 %
Total U.S. Revenues	**$ 478,137**	$ 471,847	1.3 %

Revenues from insurance companies increased 1.6% to $233.5 million in 2004 compared to $229.8 million in 2003, due to an $18.1 million increase in revenues generated by our catastrophe adjuster unit in response to the hurricanes which struck the southeastern United States during the 2004 third quarter. This increase was partially offset by a decline in referrals for high-frequency, low-severity claims from our insurance company clients during 2004. Revenues from our catastrophe adjusters totaled $42.5 million in 2004 compared to $24.4 million in 2003. Revenues from self-insured entities decreased 5.6%, to $158.2 million in 2004 from $167.5 million in 2003, due primarily to a reduction in claim referrals from our existing clients, only partially offset by new business gains. See the following analysis of U.S. cases received. Class action services revenues, including administration and inspection services, increased 15.9%, from $74.5 million in 2003 to $86.4 million in 2004. This increase was due to work performed on several major projects awarded during 2004. These revenues can fluctuate significantly depending on the timing and size of project awards.

Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 5.5% from 2003 to 2004. This decrease was partially offset by a 4.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 1.2% decrease in U.S. revenues from 2003 to 2004, excluding revenues from class action services. Growth in class action services increased U.S. revenues by 2.5% in 2004.

Excluding the impact of class action services, U.S. unit volume by major service line, as measured by cases received, for 2004 and 2003 was as follows:

(whole numbers)	**2004**	2003	Variance
Casualty	**209,110**	213,980	(2.3) %
Workers' Compensation	**148,902**	180,787	(17.6) %
Property	**255,030**	224,432	13.6 %
Vehicle	**144,306**	184,266	(21.7) %
Other	**20,808**	20,107	3.5 %
Total U.S. Cases Received	**778,156**	823,572	(5.5) %

The increase in property claims was due to the four hurricanes that struck Florida and other southeastern states during August and September of 2004. The decline in vehicle claims was due to a decline in referrals of high-frequency, low-severity claims from our insurance company clients. Conservative underwriting by insurance companies, including significant increases in policy deductibles, contributed to an industry-wide decline in property and casualty claims frequency, exclusive of recent hurricane-related claims. Our decline in workers' compensation claims referrals was due to a reduction in claims from our existing clients, only partially offset by new business gains, and reflected a continued weakness in U.S. employment levels and associated workplace injury rates.

Compensation and Fringe Benefits

Our most significant expense was the compensation of employees, including related payroll taxes and fringe benefits. U.S. compensation expense as a percent of revenues decreased to 61.7% in 2004 as compared to 62.0% in 2003, reflecting a reduction in operating capacity from the catastrophe claims in the 2004 third quarter. In response to the decline in U.S. claims volume, we reduced our U.S. full-time equivalent employees by 6.3% as compared to 2003. Average full-time equivalent employees totaled 4,263 in 2004, down from 4,548 in 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. salaries and wages increased 2.9%, to $244.9 million in 2004 from $237.9 million in 2003. This increase reflected higher compensation expense in our catastrophe unit due to the hurricanes which struck the southeastern United States during the 2004 third quarter. Payroll taxes and fringe benefits for U.S. operations totaled $50.3 million in 2004, decreasing 7.7% from 2003 costs of $54.5 million. This decrease primarily reflected a reduction in pension expense of $6.7 million in 2004, net of an increase in self-insured workers' compensation costs.

Expenses Other than Reimbursements, Compensation and Fringe Benefits

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 33.9% in 2004 from 33.1% in 2003. This increase reflected higher outsourced administration fees associated with growth in class action services revenues during 2004.

Reimbursements

Reimbursements in our U.S. operations increased slightly to $49.1 million in 2004 from $49.0 million in 2003.

Years Ended December 31, 2003 and 2002

Revenues

U.S. revenues before reimbursements, by market type, for 2003 and 2002 were as follows:

(in thousands)	2003	2002	Variance
Insurance companies	$ 229,781	$ 259,090	(11.3) %
Self-insured entities	167,526	191,278	(12.4) %
Class action services	74,540	58,366	27.7 %
Total U.S. Revenues	$ 471,847	$ 508,734	(7.3) %

Revenues from insurance companies decreased 11.3% to $229.8 million in 2003 compared to $259.1 million in 2002, due to a continued softening in our U.S. insurance company referrals for high-frequency, low-severity claims. Lower medical bill auditing revenues associated with the non-renewal of a contract with a major domestic insurer contributed $8.4 million of this decline. In addition, lower revenues from the winding down of two projects associated with mold-related claims and reopened Northridge earthquake claims accounted for $7.6 million of the decline. Revenues from self-insured entities decreased 12.4% to $167.5 million in 2003 from $191.3 million in 2002, due primarily to a decline in workers' compensation claim referrals. See the following analysis of U.S. cases received. Revenues from class action services, including administration and inspection services, which can fluctuate significantly based on the timing and size of project awards, increased 27.7% to $74.5 million in 2003 from $58.4 million in 2002.

Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 14.1% from 2002 to 2003. This decrease was partially offset by a 3.6% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 10.5% decrease in U.S. revenues from 2002 to 2003, excluding revenues from class action services. Growth in class action services increased U.S. revenues by 3.2% in 2003.

Excluding the impact of class action services, U.S. unit volume by major service line, as measured by cases received, for 2003 and 2002 was as follows:

(whole numbers)	2003	2002	Variance
Casualty	213,980	225,705	(5.2) %
Workers' compensation	180,787	229,925	(21.4) %
Property	224,432	219,936	2.0 %
Vehicle	184,266	249,019	(26.0) %
Other	20,107	33,696	(40.3) %
Total U.S. Cases Received	823,572	958,281	(14.1) %

Our decline in workers' compensation claim referrals was primarily due to declines in U.S. employment levels and associated workplace injury rates. The declines in casualty and vehicle claims were largely due to an industry-wide reduction in referrals from U.S. insurance companies for high-frequency, low-severity claims. Conservative underwriting by our insurance company clients, including significant increases in policy deductibles, contributed to this decline in property and casualty claims frequency. The increase in property claims was largely due to increases in referrals to our Contractor Connection[SM] direct repair network.

Compensation and Fringe Benefits

Our most significant expense was the compensation of employees, including related payroll taxes and fringe benefits. In response to the ongoing decline in U.S. claims volume, we successfully implemented cost-cutting initiatives to reduce our operating costs by nearly $31 million from 2002 levels. Our level of U.S. full-time equivalent employees decreased by 13.6% as compared to employment levels in 2002. There was an average of 4,548 full-time equivalent employees in 2003, compared to an average of 5,266 in 2002. U.S. compensation expense as a percent of revenues decreased to 62.0% in 2003 as compared to 62.9% in 2002.

U.S. salaries and wages decreased 9.2%, to $237.9 million in 2003 from $261.9 million in 2002. Payroll taxes and fringe benefits for U.S. operations totaled $54.5 million in 2003, decreasing 7.0% from 2002 costs of $58.6 million. These decreases reflected the reduction in full-time equivalent employees during 2003, net of an increase in pension expense of $4.9 million in 2003.

Under SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), unrecognized gains and losses that exceed certain thresholds are included in pension expense and amortized over the average remaining service life of plan participants. As our U.S. defined benefit pension plan was frozen at December 31, 2002, the amortization of previously unrecognized losses comprised substantially all of our pension expense related to this plan in 2003. The amortization of unrecognized losses totaled $7.9 million during 2003 compared to $3.6 million for the 2002 period.

Expenses Other than Reimbursements, Compensation and Fringe Benefits

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 33.1% in 2003 from 31.3% in 2002. This increase reflected higher outsourced administration fees associated with growth in class action services revenues in 2003.

Reimbursements

Reimbursements in our U.S. operations increased to $49.0 million in 2003 from $38.5 million in 2002, reflecting higher reimbursed expenses in our class action services unit.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2004 and 2003

Revenues

Substantially all international revenues were derived from the insurance company market. Revenues before reimbursements from our international operations totaled $255.4 million in 2004, a 16.6% increase from the $219.1 million reported in 2003. Excluding acquisitions, international unit volume, measured principally by cases received, increased 1.5% in 2004 compared to 2003. Our third quarter 2004 acquisition of the net assets of Cabinet Mayoussier, Cabinet Tricaud, and TMA in France increased international revenues by 0.7% in 2004. Revenues increased 4.3% due to changes in the mix of services provided and in the rates charged for those services. Revenues reflected a 10.1% increase during 2004 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

Excluding the impact of acquisitions on 2004 cases received, international unit volume by region for 2004 and 2003 was as follows:

(whole numbers)	**2004**	2003	Variance
Americas	**113,701**	117,789	(3.5) %
CEMEA	**84,831**	86,504	(1.9) %
Asia/Pacific	**36,488**	39,475	(7.6) %
United Kingdom	**110,361**	96,429	14.4 %
Total International Cases Received	**345,381**	340,197	1.5 %

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in the United Kingdom ("U.K.") was largely due to an increase in claims received from new contracts entered into in late 2003 and during 2004. The decrease in the Americas was due to the receipt of approximately 6,000 low-value property claims in Brazil during 2003. There was no such receipt of claims during 2004. This decline was partially offset by an increase in weather-related claims in the Caribbean. The decrease in Continental Europe, Middle East, and Africa ("CEMEA") was due to the loss of a client in South Africa which referred approximately 3,200 high-frequency, low-value claims to us during 2003. The decrease in Asia/Pacific was primarily due to a decline in weather-related claims in Australia during 2004.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, decreased to 69.4% in 2004 from 69.8% in 2003 due primarily to a reduction of capacity within our U.K. unit as a result of an increase in claims. Average full-time equivalent employees totaled 3,158 in 2004 (including approximately 41 full-time equivalent employees added by our acquisition in France), up from 3,115 in 2003.

Salaries and wages of international personnel increased 15.6% to $150.0 million in 2004 compared to $129.8 million in 2003, decreasing as a percent of revenues from 59.2% in 2003 to 58.7% in 2004. Payroll taxes and fringe benefits increased 17.2% to $27.2 million in 2004 compared to $23.2 million in 2003, remaining constant as a percent of revenues at 10.6% in 2003 and 2004. The increases in these costs were largely the result of a decline in the value of the U.S. dollar against other major currencies, primarily the British pound and euro, and staffing increases in the U.K. to handle claims received from new contracts entered into in late 2003 and during 2004.

Expenses Other than Reimbursements, Compensation and Fringe Benefits

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased as a percent of revenues from 27.1% in 2003 to 26.1% in 2004 due primarily to an increase in profit sharing earned from a third-party Caribbean entity that we provided claims adjusters to on an outsourced basis.

Reimbursements

Reimbursements in our international operations increased to $29.0 million in 2004 from $28.1 million in 2003. This increase was due to an increase in the use of outside experts associated with handling hurricane claims in the Caribbean during 2004.

Years Ended December 31, 2003 and 2002

Revenues

Revenues before reimbursements from our international operations totaled $219.1 million in 2003, a 14.9% increase from the $190.7 million reported in 2002. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 0.4% in 2003 compared to 2002. Our third quarter 2002 acquisition of the loss adjusting business of Robertson & Company in Australia increased international revenues by 4.1% in 2003. Revenues decreased 0.4% due to changes in the mix of services provided and in the rates charged for those services. Revenues reflected an 11.6% increase during 2003 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

Excluding the impact of acquisitions on 2003 cases received, international unit volume by region for 2003 and 2002 was as follows:

(whole numbers)	2003	2002	Variance
Americas	117,789	128,164	(8.1)%
CEMEA	86,504	84,087	2.9 %
Asia/Pacific	27,020	26,543	1.8 %
United Kingdom	96,429	90,355	6.7 %
Total International Cases Received	327,742	329,149	(0.4)%

The decrease in the Americas was due to the receipt of approximately 18,000 product liability claims in Canada during the 2002 second and third quarters. There was no such large intake of claims in the 2003 period. There was also an increase in low-value property claims in Brazil of approximately 6,000 cases during 2003. The increase in the U.K. was due to claims received from new contracts, primarily take-over claims associated with a new client agreement entered into during the third quarter of 2003. The increase in CEMEA was largely due to an increase in small loss claims in South Africa.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 69.8% in 2003 from 68.6% in 2002, primarily due to an increase in capacity in our U.K. and Canadian operating units. This increased capacity was the result of anticipated increases in claims volume from new client agreements and was expected to decline as claims under these agreements were referred to us. There was an average of 3,115 full-time equivalent employees in 2003 (including approximately 110 full-time equivalent employees added by our acquisition in Australia), compared to an average of 3,003 in 2002.

Salaries and wages of international personnel totaled $129.8 million in 2003 compared to $112.6 million in 2002, increasing slightly as a percent of revenues, from 59.1% in 2002 to 59.2% in 2003. Payroll taxes and fringe benefits totaled $23.2 million in 2003 compared to $18.3 million in 2002, increasing as a percent of revenues from 9.6% in 2002 to 10.6% in 2003. The increases in these costs reflected the effect of a weak U.S. dollar, primarily as compared to the British pound and the euro, and the third quarter 2002 acquisition in Australia.

Expenses Other than Reimbursements, Compensation and Fringe Benefits

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues from 27.2% in 2002 to 27.1% in 2003.

Reimbursements

Reimbursements in our international operations increased to $28.1 million in 2003 from $19.7 million in 2002. This increase was due to the effect of a weak U.S. dollar, and an increase in the use of outside experts to handle flood claims in CEMEA, typhoon-related claims in Asia, and certain Canadian healthcare claims.

SPECIAL CREDITS AND CHARGES, NET CORPORATE INTEREST EXPENSE, AND INCOME TAXES

During September 2004, we completed the sale of an undeveloped parcel of real estate. We received net cash of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized on the sale. After reflecting income taxes, this special credit increased 2004 net income by $5.2 million, or $0.11 per share.

During November 2003, we made an after-tax payment of $8.0 million in connection with the settlement of a U.S. Department of Justice investigation. This special charge reduced 2003 net income per share by $0.16.

During the 2002 first quarter, we received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This special credit, net of related income tax expense, increased 2002 net income per share by $0.08.

During June 2004, we settled a tax credit refund claim with the Internal Revenue Service and recorded a receivable of $3.5 million comprised of a tax refund of $1.7 million and associated interest of $1.8 million.

Including interest income of $1.8 million associated with the tax refund claim discussed above, net corporate interest expense totaled $3.5 million, $5.4 million, and $4.7 million for 2004, 2003, and 2002, respectively.

Our effective tax rate may change periodically due to fluctuations in the mix of income earned from our various international operations. Excluding the $8.0 million after-tax charge in 2003 disclosed above, our effective tax rate was 36.4% of pretax income in 2003 and 2002. Our effective tax rate for calendar year 2004 was 37.4%, excluding the tax refund of $1.7 million disclosed above. Taxes on income, including the expected tax refund for 2004, totaled $12.3 million, $9.0 million, and $14.0 million for 2004, 2003, and 2002, respectively.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

At December 31, 2004, current assets exceeded current liabilities by approximately $130.4 million, an increase of $14.9 million from the working capital balance at December 31, 2003. Cash and cash equivalents at the end of 2004 totaled $43.6 million, decreasing $2.2 million from $45.8 million at the end of 2003. Cash was generated primarily from operating activities. The principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment, payments on short-term borrowings, and capitalization of computer software. Cash dividends to shareholders approximated 58.7% of net income (before special credits and charges) in 2004, compared to 74.6% in 2003. The Board of Directors declares cash dividends to shareholders each quarter based on an assessment of current and projected earnings and cash flows.

During 2004, we did not repurchase any shares of our Class A or Class B Common Stock. As of December 31, 2004, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the decline in the funded status of our defined benefit pension plans (see Note 2 of the consolidated financial statements).

We maintain a $70.0 million committed revolving credit line with a syndication of banks in order to meet seasonal working capital requirements and other financing needs that may arise. This committed revolving credit line expires in October 2006. We expect to renew our revolving credit line on or before October 2006 on terms similar to those under the current commitment. As a component of this credit line, we maintain a letter of credit facility to satisfy certain contractual obligations. Including $12.2 million committed under the letter of credit facility, the balance of our unused line of credit totaled $20.4 million at December 31, 2004. Short-term borrowings outstanding, including bank overdraft facilities, as of December 31, 2004 totaled $37.4 million, decreasing from $43.0 million at the end of 2003. Long-term borrowings outstanding, excluding current installments, totaled $50.9 million as of December 31, 2004, compared to $50.7 million at December 31, 2003. We have historically used the proceeds from our long-term borrowings to finance business acquisitions, primarily in our international segment. Refer to the Debt Covenants discussion under the "Factors That May Affect Future Results" section of this report for a further discussion of our borrowing capabilities. We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next twelve months.

We have not engaged in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt serves to hedge the currency exposure of our net investment in foreign operations.

During 2004, we recorded an adjustment to Accumulated Other Comprehensive Loss, a component of Shareholders' Investment, to increase our minimum pension liability by $2.2 million, net of related tax benefit. During 2003, we recorded an adjustment to reduce our minimum pension liability by $6.0 million, net of related tax expense. These non-cash items resulted primarily from fluctuations in the fair market value of our pension investments as of the plans' respective measurement dates and a decline in interest rates during 2003 and 2004.

Shareholders' investment at the end of 2004 was $194.8 million, compared with $172.6 million at the end of 2003. This increase was a result of net income and a positive translation adjustment, net of dividends paid to shareholders and an increase in our minimum pension liability.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgements based upon historical experience and various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill and other long-lived assets, defined benefit pension plans, determination of our effective tax rate, and self-insured reserves require significant judgments and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.

We have discussed the development and selection of the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Revenue Recognition

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are passed on to our clients and included in our revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an historical evaluation of actual claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

Our fixed-fee service arrangements typically call for us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the ultimate duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are ultimately recognized in the near future and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates, since we are obligated to handle these claims to their ultimate conclusion with no additional fees for long-lived claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Based upon our historical averages, we close approximately 99% of all cases referred under lifetime claim service arrangements within the first five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter, we evaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2004, deferred revenues related to lifetime claim handling arrangements approximated $15.5 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $413,000, or less than $0.01 per share for the year ended December 31, 2004. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $346,000, or less than $0.01 per share for the year ended December 31, 2004.

The estimate for deferred revenues is a critical accounting estimate for our U.S. segment.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts, relating to our billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts and the inability of our clients to make required payments. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current property and casualty insurance industry conditions. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2004, our allowance for doubtful accounts totaled $23.0 million or approximately 7.6% of gross billed and unbilled receivables. If the financial condition of our clients deteriorated, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed and unbilled receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2004 pretax income would have been approximately $3.0 million, or $0.04 per share.

The estimate for the allowance for doubtful accounts is a critical accounting estimate for both our U.S. and international segments.

Valuation of Goodwill and Other Long-Lived Assets

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for goodwill, SFAS 109, "Accounting for Income Taxes" ("SFAS 109"), for deferred income tax assets, and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), for other long-lived assets. In the opinion of management, goodwill and other long-lived assets were appropriately valued and not impaired at December 31, 2004.

We perform an annual impairment analysis of goodwill in accordance with SFAS 142 where we compare the book value of our operating segments to the estimated market value of those units as determined by discounting future projected cash flows. Based upon our analysis completed in the 2004 fourth quarter, we did not have an impairment of goodwill in 2004. The estimated market values of our segments are based upon certain assumptions made by management. If the growth or weighted average cost of capital assumptions used to calculate the market value of our operating segments changed, impairment could result. If the growth rate assumption used to value our operating segments declined to zero from 3.5%, or our weighted average cost of capital assumption increased by 300 basis points to 13%, we would have a potential impairment in our international operating segment. We would then be required to perform a detailed analysis to measure the amount of impairment loss, if any. No potential impairment would exist in our U.S. segment for these same assumption changes.

The valuation of goodwill and other long-lived assets is a critical accounting estimate for both our U.S. and international segments.

Defined Benefit Pension Plans

We sponsor various defined benefit pension plans in the U.S. and U.K. which cover a substantial number of employees in each location. Our U.S. defined benefit retirement plan was frozen on December 31, 2002. Benefits payable under our U.S. defined benefit retirement plan are generally based on career compensation, while the U.K. plans are generally based on an employee's final salary. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments.

The estimated liability for our defined benefit pension plans is sensitive to changes in the underlying assumptions for the expected return on plan assets and the discount rate used to determine the present value of projected benefits payable under the plans. If our assumption for the expected return on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2004 pretax income would have been approximately $2.0 million, or $0.03 per share. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in interest rates, the impact to 2004 pretax income would have been approximately $1.6 million, or $0.02 per share.

The estimates for our defined benefit pension plans are critical accounting estimates for both our U.S. and international segments.

Determination of Effective Tax Rate

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the statutory tax rates that management estimates will be in effect when these differences reverse.

In addition to estimating the future tax rates applicable to the reversal of tax differences, management must also make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, management must estimate the timing of their reversal, and whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate include changes in the composition of taxable income from the countries in which we operate and our ability to recover prior net operating losses in certain of our international subsidiaries.

Our effective tax rate was 37.4% of pretax income for 2004. If our effective tax rate changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $374,000, or $0.01 per share for the year ended December 31, 2004.

The estimate for income taxes is a critical accounting estimate for both our U.S. and international segments.

Self-Insurance Reserves

We self-insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, as well as those risks required to be insured by law or contract. We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure and discount that liability using an average of published medium-quality corporate bond yields of an appropriate duration. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. Each quarter, we evaluate the adequacy of the assumptions used in developing these reserves and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2004, our estimated liability for self-insured risks totaled $29.9 million. The estimated liability is most sensitive to changes in the ultimate reserve for a claim and the interest rate used to discount the liability. We believe the provision for self-insured losses is adequate to cover the ultimate net cost of losses incurred; however, this provision is an estimate and amounts ultimately settled may be significantly greater or less than the provision established. If the average discount rate we used to determine the present value of our self-insured liability changed by 1%, reflecting either an increase or decline in underlying interest rates, our estimated liability for self-insured risks would have been impacted by approximately $1.9 million, resulting in an increase or decrease to 2004 net income of approximately $1.2 million, or $0.02 per share.

The estimate for self-insured reserves is a critical accounting estimate for our U.S. segment.

MARKET RISK

Derivatives

We did not enter into any transactions using derivative financial instruments or derivative commodity instruments during the year ended December 31, 2004.

Foreign Currency Exchange

Our international operations expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues from international operations were 34.8%, 31.7%, and 27.3% of total revenues at December 31, 2004, 2003, and 2002, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure currency earnings risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2004 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $663,000, or $0.01 per share during 2004, had the U.S. dollar exchange rate increased relative to the currencies to which we had exposure.

Interest Rates

We are exposed to interest rate fluctuations on certain of our variable rate borrowings. Depending on general economic conditions, we use variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2004, we had $37.4 million in short-term loans outstanding, including bank overdraft facilities, with an average variable interest rate of 5.2%. If the average interest rate increased or decreased by 1%, the impact to 2004 pretax income would have been approximately $374,000, or less than $0.01 per share.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates as of the plans' respective measurement dates that we use to value these obligations under SFAS 87. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in the rate, the projected benefit obligation of our U.S. and U.K. defined benefit plans would have changed by approximately $19.0 million. The impact of this change to 2004 pretax income would have been approximately $1.6 million, or $0.02 per share.

Credit Risk

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally prefunded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, our business is dependent upon general economic conditions and various conditions specific to our industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating our prospects:

Legal Proceedings

In the normal course of the claims administration services business, we are named as a defendant in suits by insureds or claimants contesting decisions made by us or our clients with respect to the settlement of claims. Additionally, our clients have brought actions for indemnification on the basis of alleged negligence on our part, our agents, or our employees in rendering service to clients. The majority of these claims are of the type covered by insurance we maintain; however, we are self-insured for the deductibles under various insurance coverages. In our opinion, adequate reserves have been provided for such self-insured risks.

We have received a subpoena from the State of New York, Office of the Attorney General, requesting various documents relating to our operations. We are responding to the subpoena and do not know if the Office of the Attorney General will request additional documents. We cannot predict when the Attorney General's investigation will be completed, its ultimate outcome or its effect on our financial condition, results of operations, or cash flows.

We have received two related federal grand jury subpoenas which we understand have been issued as part of a possible conflicts of interest investigation involving a public entity client of one of our New York offices for Risk Management Services and Healthcare Management. We have completed our responses to both of these subpoenas. These subpoenas do not relate to our billing practices. We cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on our financial condition, results of operations, or cash flows, including the effect, if any, on our contract with the client. Although the loss of revenues from this client would not be material to our financial condition, results of operations, and cash flows, the investigation could result in the imposition of civil, administrative, or criminal fines or sanctions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have received notice and anticipate that we will be the subject of an audit under California Labor Code Sections 129 and 129.5 by the Audit Unit, Division of Workers' Compensation, Department of Industrial Relations, State of California ("Audit Unit"). The Audit Unit seeks to audit workers' compensation files which we handled on behalf of our clients in our El Segundo, California office in 2001 and 2002. This audit relates to a previous audit that we underwent in El Segundo in 2000 wherein we agreed to the imposition of a civil penalty pursuant to California Labor Code Section 129.5 and submission to this current follow-up audit, among other items. With respect to this current audit, we cannot predict when it will be completed, its ultimate outcome, or its effect on our financial condition, results of operations, or cash flows.

Contingent Payments

We normally structure acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2004 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $4.1 million through 2009, as follows: 2005 – $291,000; 2006 – $88,000; 2007 – $88,000; 2008 – $3.3 million; and 2009 – $298,000.

At December 31, 2004, we have committed $12.2 million under letters of credit to satisfy certain contractual requirements. As noted in our discussion of Debt Covenants, these letter of credit commitments were outstanding under our $70 million Revolving Credit Agreement.

Contractual Obligations

The impact our contractual obligations (excluding payments for interest and short-term borrowings) as of December 31, 2004 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period				
(in thousands)	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years	Total
Long-term debt, including current portion (Note 5)	$ 1,390	$ 16,930	$ 22,222	$ 11,111	$ 51,653
Operating lease obligations (Note 4)	29,324	39,915	22,177	19,202	110,618
Capital lease obligations (Note 5)	510	526	77	9	1,122
Outsourced services obligation	11,900	14,875	–	–	26,775
Total	$ 43,124	$ 72,246	$ 44,476	$ 30,322	$ 190,168

The obligation for outsourced services relates to certain information technology functions handled by a third-party provider under a contract with an initial term that will expire during the first quarter of 2007.

Pension Expense

We use a September 30 measurement date to determine pension expense under SFAS 87 for our U.S. defined benefit pension plan and an October 31 measurement date for our U.K. defined benefit pension plans. As a result of significant declines in the fair market value of our pension plan investments, as well as declines in interest rates, effective December 31, 2002, we froze our U.S. defined benefit pension plan and replaced it with a defined contribution retirement plan. Cash contributions to the U.S. defined contribution plan of approximately $5.8 million will be made in the 2005 first quarter. Future cash funding of our U.S. and U.K. defined benefit pension plans will depend largely on future investment performance and interest rates. For 2005, we expect to make contributions of approximately $3.3 million to our U.K. defined benefit pension plans. We are not required to make any contributions to the U.S. defined benefit pension plan in 2005.

Debt Covenants

In October 2003, we entered into a committed $70.0 million revolving credit line pursuant to a revolving credit agreement (the "Revolving Credit Agreement") and issued $50.0 million in 6.08% senior notes pursuant to a notes purchase agreement (the "Notes Purchase Agreement"). As of December 31, 2004, there was $35.5 million outstanding on the revolving credit line with an average variable interest rate of 5.2%. In addition, letters of credit of $12.2 million were also outstanding under this revolving credit line. The $50.0 million senior notes have scheduled principal repayments of approximately $5.6 million beginning October 2006 and continuing semi-annually through 2009 with the final payment due April 2010. The stock of Crawford & Company International, Inc. is pledged as security under these agreements and our U.S. subsidiaries have guaranteed our obligations under these agreements.

Both of these agreements contain various provisions which require us to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds. We must maintain, on a rolling four quarter basis, a leverage ratio of consolidated debt to earnings before interest, income taxes, depreciation, amortization, certain non-recurring charges, and the capitalization of internally developed software costs ("EBITDA") of no more than 2.50 times EBITDA. This ratio is reduced to a maximum allowable of 2.25 times EBITDA at September 30, 2005 and thereafter. We must also maintain a fixed charge coverage ratio of EBITDA less depreciation and amortization plus lease expense ("EBITR") to total fixed charges, consisting of interest expense and lease expense, of no less than 1.50 times fixed charges. Additionally, we are required to maintain a minimum net worth equal to $135,516,350 plus 50% of our cumulative positive consolidated net income earned after December 31, 2002, plus 100% of the net proceeds from any equity offering, subject to certain terms and conditions. For purposes of determining minimum net worth, any non-cash adjustments after December 31, 2002 related to our pension fund liabilities, goodwill, or foreign currency translations are excluded.

We were in compliance with these debt covenants as of December 31, 2004. If we do not meet the covenant requirements in the future, we would be in default under these agreements. In such an event, we would need to obtain a waiver of the default or repay the outstanding indebtedness under the agreements. If we could not obtain a waiver on satisfactory terms, we could be required to renegotiate this indebtedness. Any such renegotiations could result in less favorable terms, including higher interest rates and accelerated payments. Based upon our business plan for 2005, we expect to remain in compliance with the financial covenants contained in the Revolving Credit Agreement and the Notes Purchase Agreement throughout 2005. However, there can be no assurance that our actual financial results will match our planned results or that we will not violate the covenants.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." The FASB issued this Staff Position to provide accounting and disclosure guidance for the repatriation provision of the American Jobs Creation Act of 2004 ("the Act") which allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The related SFAS 109 requires companies to recognize in the period of enactment the effect of changes in the tax law. However, the FASB believes the Treasury Department will subsequently provide needed clarification on key elements of the repatriation provision of the Act. For purposes of applying SFAS 109, FASB Staff Position 109-2 permits a delayed implementation of the repatriation provision of the Act beyond the financial reporting period of enactment (2004) so that companies can properly evaluate the effect of the Act (and any forthcoming clarifications) on any plan for reinvestment or repatriation of foreign earnings. Accordingly, we have not recognized any potential impact of the repatriation provision of the Act in our consolidated financial position at December 31, 2004, or in our consolidated results of operations or cash flows for the year ended December 31, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), "Share Based Payments" ("SFAS 123R"), which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires companies to measure compensation cost for all share-based payments based on the fair value of the shares, including employee stock options. Pro forma disclosure will not be permitted under SFAS 123R. SFAS 123R is effective for public companies for the first interim or annual periods beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R at the beginning of our 2005 third quarter. SFAS 123R permits public companies to adopt its requirements using one of two methods: 1) a modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or 2) a modified retrospective method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We plan to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have an impact on our results of operations, although it will have no impact on our financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the consolidated financial statements. Based on employee stock options issued through December 31, 2004, adoption of SFAS 123R in the 2005 third quarter, and use of the modified prospective method, we expect the adoption of SFAS 123R to reduce net income by approximately $525,000 in the year of adoption, or $0.01 per share. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current generally accepted accounting principles. Any additional impact on our future net income or cash flows cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on employee exercises of stock options.

On May 19, 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This legislation was passed in December 2003, and provides for a federal subsidy to employers who offer retiree prescription drug benefits that are at least actuarially equivalent to those offered under the government-sponsored Medicare Part D. We adopted the provisions of Staff Position 106-2 during the 2004 third quarter which reduced our accumulated post-retirement benefit obligation by approximately $2.0 million, resulting in an unrecognized net gain to the Company's post-retirement medical plan. This unrecognized net gain is being amortized over the remaining life expectancy of the Plan participants, and through December 31, 2004, such amortization reduced our post-retirement liability and related expense by $96,000.

(in thousands, except per share data)

For the years ended December 31,	2004	2003	2002
Revenues:			
Revenues before reimbursements	$ 733,567	$ 690,933	$ 699,390
Reimbursements	78,095	77,077	58,228
Total Revenues	811,662	768,010	757,618
Costs and Expenses:			
Costs of services provided, before reimbursements	565,863	530,362	532,411
Reimbursements	78,095	77,077	58,228
Costs of services	643,958	607,439	590,639
Selling, general, and administrative expenses	135,318	130,531	129,732
Special (credits) and charges (Note 8)	(8,573)	8,000	(6,000)
Corporate interest expense, net of interest income of $2,363, $444, and $264, respectively	3,536	5,414	4,706
Total Costs and Expenses	774,239	751,384	719,077
Income Before Income Taxes	37,423	16,626	38,541
Provision for Income Taxes	12,251	8,964	14,029
Net Income	$ 25,172	$ 7,662	$ 24,512
Net Income Per Share:			
Basic	$ 0.52	$ 0.16	$ 0.50
Diluted	$ 0.51	$ 0.16	$ 0.50
Weighted-Average Shares Outstanding:			
Basic	48,773	48,668	48,580
Diluted	48,996	48,776	48,664
Cash Dividends Per Share:			
Class A Common Stock	$ 0.24	$ 0.24	$ 0.32
Class B Common Stock	$ 0.24	$ 0.24	$ 0.32

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in thousands) As of December 31,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 43,571	$ 45,805
Accounts receivable, less allowance for doubtful accounts of $21,859 in 2004 and $20,832 in 2003	176,187	142,273
Unbilled revenues, at estimated billable amounts	103,586	101,557
Prepaid expenses and other current assets	21,363	13,028
Total Current Assets	344,707	302,663
Property and Equipment, at cost:		
Land	1,394	2,445
Buildings and improvements	22,832	22,090
Furniture and fixtures	67,835	66,212
Data processing equipment	57,281	59,044
Automobiles	5,580	4,995
	154,922	154,786
Less accumulated depreciation	(120,079)	(117,618)
Net Property and Equipment	34,843	37,168
Other Assets:		
Goodwill arising from acquisitions, net	109,410	104,523
Capitalized software costs, net	32,550	31,540
Deferred income tax assets	32,172	28,505
Other	17,578	12,840
Total Other Assets	191,710	177,408
	$ 571,260	$ 517,239

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands)

As of December 31,	2004	2003
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Short-term borrowings	$ 37,401	$ 43,007
Accounts payable	41,730	36,152
Accrued compensation and related costs	45,961	37,870
Self-insured risks	18,976	18,040
Accrued income taxes	22,760	7,406
Other accrued liabilities	22,913	22,418
Deferred revenues	22,682	19,172
Current installments of long-term debt	1,900	3,106
Total Current Liabilities	214,323	187,171
Noncurrent Liabilities:		
Long-term debt, less current installments	50,875	50,664
Deferred revenues	10,179	10,559
Self-insured risks	10,958	11,920
Minimum pension liability	73,893	67,846
Postretirement medical benefit obligation	5,544	6,077
Other	10,655	10,408
Total Noncurrent Liabilities	162,104	157,474
Shareholders' Investment:		
Class A common stock, $1.00 par value, 50,000 shares authorized; 24,157 and 24,027 shares issued and outstanding in 2004 and 2003	24,157	24,027
Class B common stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2004 and 2003	24,697	24,697
Additional paid-in capital	1,441	840
Retained earnings	201,213	187,747
Accumulated other comprehensive loss	(56,675)	(64,717)
Total Shareholders' Investment	194,833	172,594
	$ 571,260	$ 517,239

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Investment

(in thousands)

	Common Stock				Accumulated	
	Class A Non-Voting	Class B Voting	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Loss	Total Shareholders' Investment
Balance at December 31, 2001	$ 23,843	$ 24,697	$ 27	$186,683	$ (46,950)	$188,300
Comprehensive loss:						
Net income	–	–	–	24,512	–	24,512
Translation adjustment	–	–	–	–	4,465	4,465
Tax benefit from exercise of stock options	–	–	–	–	4,165	4,165
Minimum pension liability adjustment (net of $23.2 million income tax benefit)	–	–	–	–	(43,161)	(43,161)
Total comprehensive loss						(10,019)
Dividends paid	–	–	–	(19,428)	–	(19,428)
Shares issued in connection with employee benefit plans	82	–	496	–	–	578
Balance at December 31, 2002	23,925	24,697	523	191,767	(81,481)	159,431
Comprehensive income:						
Net income	–	–	–	7,662	–	7,662
Translation adjustment	–	–	–	–	10,806	10,806
Minimum pension liability adjustment (net of $3.4 million income tax expense)	–	–	–	–	5,958	5,958
Total comprehensive income						24,426
Dividends paid	–	–	–	(11,682)	–	(11,682)
Shares issued in connection with employee benefit plans	102	–	317	–	–	419
Balance at December 31, 2003	24,027	24,697	840	187,747	(64,717)	172,594
Comprehensive income:						
Net income	**–**	**–**	**–**	**25,172**	**–**	**25,172**
Translation adjustment	**–**	**–**	**–**	**–**	**10,260**	**10,260**
Minimum pension liability adjustment (net of $1.3 million income tax benefit)	**–**	**–**	**–**	**–**	**(2,218)**	**(2,218)**
Total comprehensive income						**33,214**
Dividends paid	**–**	**–**	**–**	**(11,706)**	**–**	**(11,706)**
Shares issued in connection with employee benefit plans	**130**	**–**	**601**	**–**	**–**	**731**
Balance at December 31, 2004	**$ 24,157**	**$ 24,697**	**$ 1,441**	**$201,213**	**$(56,675)**	**$194,833**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) For the years ended December 31,	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	$ 25,172	$ 7,662	$ 24,512
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	18,177	16,642	17,734
Deferred income taxes	3,758	1,603	3,643
(Gain) loss on sales of land, property and equipment	(7,786)	54	(18)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(30,726)	18	5,473
Unbilled revenues	3,191	1,042	(1,369)
Prepaid or accrued income taxes	11,246	(4,640)	(3,193)
Accounts payable and accrued liabilities	9,950	11,980	3,435
Accrued restructuring charges	(506)	(291)	(335)
Deferred revenues	2,947	345	(1,579)
Prepaid and accrued pension costs	1,647	5,600	6,020
Prepaid expenses and other assets	(1,319)	(2,814)	(2,292)
Net cash provided by operating activities	35,751	37,201	52,031
Cash Flows From Investing Activities:			
Acquisitions of property and equipment	(10,666)	(11,136)	(9,189)
Acquisitions of businesses, net of cash acquired	(617)	(277)	(13,569)
Capitalization of software costs	(7,574)	(12,681)	(11,093)
Proceeds from sale of undeveloped land	2,028	–	–
Proceeds from sales of property and equipment	250	373	480
Net cash used in investing activities	(16,579)	(23,721)	(33,371)
Cash Flows From Financing Activities:			
Dividends paid	(11,706)	(11,682)	(19,428)
Proceeds from exercise of stock options	731	419	578
Increase in short-term borrowings	84	39,790	18,345
Payments on short-term borrowings	(10,031)	(33,094)	(24,657)
Proceeds from long-term debt	–	50,272	14,247
Payments on long-term debt	(1,347)	(50,973)	(184)
Capitalized loan costs	31	891	–
Net cash used in financing activities	(22,238)	(4,377)	(11,099)
Effects of exchange rate changes on cash and cash equivalents	832	1,768	972
(Decrease) Increase in Cash and Cash Equivalents	(2,234)	10,871	8,533
Cash and Cash Equivalents at Beginning of Year	45,805	34,934	26,401
Cash and Cash Equivalents at End of Year	$ 43,571	$ 45,805	$ 34,934

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. MAJOR ACCOUNTING AND REPORTING POLICIES

Nature of Operations and Industry Concentration

The Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 63 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside Canada and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company receives reimbursements from clients for pass-through expenses related to the cost of media advertising and postage incurred during advertising and noticing campaigns related to class action settlements administered by the Company. The Company previously recorded certain of these reimbursements as a reduction of cost of services rather than reimbursement revenue. Accordingly, the Company revised the accompanying Consolidated Statements of Income for the years ended December 31, 2003 and 2002 in order to correctly reflect total reimbursements.

The impact of these revisions increased reimbursement revenues and expenses by $35,129,000 and $21,311,000 for the years ending December 31, 2003 and 2002, respectively. The following table reconciles the Company's total revenues as previously reported in each year to total revenues after reflecting the effects of the revisions:

(in thousands)	2003	2002
Total revenues, as previously reported	$ 732,881	$ 736,307
Effect of revision	35,129	21,311
Total revenues, revised	$ 768,010	$ 757,618

The following table reconciles the Company's costs of services as previously reported in each year to costs of services after reflecting the effects of the revisions:

(in thousands)	2003	2002
Costs of services, as previously reported	$ 572,310	$ 569,328
Effect of revision	35,129	21,311
Costs of services, revised	$ 607,439	$ 590,639

These revisions had no effect on the Company's consolidated revenues before reimbursements, net income, financial position, or cash flows as previously reported.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit based on an evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are typically due within 30 days and are stated at amounts due from clients net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company maintains allowances for doubtful accounts, relating to billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts, and the inability of clients to make required payments. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current property and casualty insurance industry conditions. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. The Company's allowances for doubtful accounts on billed receivables were $21,859,000, $20,832,000, and $19,633,000, and write-offs, net of recoveries, including revenue adjustments, were $7,911,000, $9,333,000, and $11,085,000, respectively, for the years ended December 31, 2004, 2003, and 2002.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. The Company performs a goodwill impairment test as of October 1 each year and regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for goodwill, SFAS 109, "Accounting for Income Taxes" ("SFAS 109"), for deferred income tax assets, and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), for other long-lived assets.

Property and Equipment

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

Classification	Estimated Useful Lives
Furniture and fixtures	3–10 years
Data processing equipment	3–5 years
Automobiles	3–4 years
Buildings and improvements	7–40 years

Depreciation expense on property and equipment, including capitalized leases, was $12,257,000, $11,711,000, and $13,508,000 for 2004, 2003, and 2002, respectively.

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $5,920,000, $4,931,000, and $4,226,000 for 2004, 2003, and 2002, respectively.

Notes to Consolidated Financial Statements

Self-Insured Risks

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted using an average of published medium-quality corporate bond yields of an appropriate duration. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. At December 31, 2004 and 2003, accrued self-insured risks totaled $29,934,000 and $29,960,000, respectively, including current liabilities of $18,976,000 and $18,040,000, respectively.

Revenue Recognition

The Company's revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Certain out-of-pocket costs incurred in administering claims are passed on by the Company to its clients and included in total revenues as "Reimbursements." Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. The Company's fixed-fee service arrangements typically call for the Company to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where the claim is handled on a non-lifetime basis, an additional fee is typically received on each anniversary date that the claim remains open. For service arrangements where services are provided for the life of the claim, the Company only receives one fee for the life of the claim, regardless of the ultimate duration of the claim. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an historical evaluation of actual claim closing rates by major line of coverage.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the statutory tax rates that management estimates will be in effect when these differences reverse.

In addition to estimating the future tax rates applicable to the reversal of tax differences, management must also make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, management must estimate the timing of their reversal, and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Others factors which influence the effective tax rate include changes in the composition of taxable income from the countries in which the Company operates and the ability of the Company to recover prior net operating losses in certain of its international subsidiaries.

Net Income Per Share

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)	**2004**	2003	2002
Net income available to common shareholders	**$ 25,172**	$ 7,662	$ 24,512
Weighted-average common shares outstanding – basic	**48,773**	48,668	48,580
Dilutive effect of stock options	**223**	108	84
Weighted-average common shares outstanding – diluted	**48,996**	48,776	48,664
Basic net income per share	**$ 0.52**	$ 0.16	$ 0.50
Diluted net income per share	**$ 0.51**	$ 0.16	$ 0.50

Additional options to purchase 4,315,048 shares of Class A Common Stock at $5.74 to $19.50 per share were outstanding at December 31, 2004, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares. To include these shares would have been antidilutive.

Foreign Currency Translation

For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting translation adjustments are included in Comprehensive Income (Loss) in the Consolidated Statements of Shareholders' Investment, and the accumulated translation adjustment is reported as a component of Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translation adjustments, tax benefit from the exercise of stock options, and minimum pension liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders' Investment. Ending accumulated balances for each item in Accumulated Other Comprehensive Loss included in the Company's Consolidated Statements of Shareholders' Investment were as follows:

(in thousands)	**2004**	2003	2002
Minimum pension liability	**$(107,281)**	$(103,741)	$(113,109)
Tax benefit on minimum pension liability	**39,083**	37,761	41,171
Minimum pension liability, net of tax benefit	**(68,198)**	(65,980)	(71,938)
Cumulative translation adjustment	**7,358**	(2,902)	(13,708)
Tax benefit from exercise of stock options	**4,165**	4,165	4,165
Total accumulated other comprehensive loss	**$ (56,675)**	$ (64,717)	$ (81,481)

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Accordingly, no compensation expense has been recognized for the option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant.

The Company provides the annual disclosures required under SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of SFAS 123" ("SFAS 148"). Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)		**2004**	2003	2002
Net income	As reported	**$ 25,172**	$ 7,662	$ 24,512
Less: compensation expense using the fair value method, net of tax		**946**	1,384	1,688
	Pro forma	**$ 24,226**	$ 6,278	$ 22,824
Net income per share – basic	As reported	**$ 0.52**	$ 0.16	$ 0.50
	Pro forma	**$ 0.50**	$ 0.13	$ 0.47
Net income per share – diluted	As reported	**$ 0.51**	$ 0.16	$ 0.50
	Pro forma	**$ 0.49**	$ 0.13	$ 0.47

Recent Accounting Pronouncements

In December 2003, the FASB issued SFAS 132 (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132R"). This Statement amends SFAS 132 to provide additional disclosure requirements about pension plans and other postretirement benefit plans. The Company adopted the annual disclosure provisions of SFAS 132R for the year ended December 31, 2003. The adoption of SFAS 132R did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 updates interpretive guidance in the codification of other related SEC Staff Accounting Bulletins (mainly SAB 101) to provide consistent accounting guidance on revenue recognition for SEC registrants. The adoption of SAB 104 did not have a material impact on the Company's results of operations, financial position, or cash flows.

On May 19, 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The referenced legislation was passed in December 2003, and provides for a federal subsidy to employers who offer retiree prescription drug benefits that are at least actuarially equivalent to those offered under the government-sponsored Medicare Part D. The Company adopted the provisions of FASB Staff Position 106-2 during the third quarter of 2004, which reduced the accumulated post-retirement benefit obligation by approximately $2.0 million, resulting in an unrecognized net gain to the Company's post-retirement medical plan ("the Plan"). This unrecognized net gain is being amortized over the remaining life expectancy of the Plan participants and through December 31, 2004, such amortization reduced the Company's post-retirement liability and expense by $96,000.

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), "Share Based Payments"("SFAS 123R"), which is a revision of SFAS 123. SFAS 123R supersedes APB 25, and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires companies to measure compensation cost for all share-based payments based on the fair value of the shares, including employee stock options. Pro forma disclosure will not be permitted under SFAS 123R. SFAS 123R is effective for public companies for the first interim or annual periods beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123R at the beginning of its 2005 third quarter. SFAS 123R permits public companies to adopt its requirements using one of two methods: 1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or 2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company plans to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have an impact on the Company's results of operations, although it will have no impact on the Company's financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share under "Accounting for Stock-Based Compensation" in Note 1 to the consolidated financial statements. Based on employee stock options issued through December 31, 2004, adoption of SFAS 123R in the 2005 third quarter, and use of the modified prospective method, the Company expects the adoption of SFAS 123R to reduce net income by approximately $525,000 in the year of adoption, or $0.01 per share. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current generally accepted accounting principles. Any additional impact on the Company's future net income or cash flows cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on employee exercises of stock options.

In December 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The FASB issued this Staff Position to provide accounting and disclosure guidance for the repatriation provision of the American Jobs Creation Act of 2004 ("the Act") which allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The related SFAS 109 requires companies to recognize in the period of enactment the effect of changes in the tax law. However, the FASB believes the Treasury Department will subsequently provide needed clarification on key elements of the repatriation provision of the Act. For purposes of applying SFAS 109, FASB Staff Position 109-2 permits a delayed implementation of the repatriation provision of the Act beyond the financial reporting period of enactment (2004) so that companies can properly evaluate the effect of the Act (and any forthcoming clarifications) on any plan for reinvestment or repatriation of foreign earnings. Accordingly, the Company has not recognized any potential impact of the repatriation provision of the Act in its consolidated financial position at December 31, 2004 or in its consolidated results of operations or cash flows for the year ended December 31, 2004. As disclosed in Note 3 to the consolidated financial statements, "Income Taxes," the Company considers undistributed earnings of foreign subsidiaries to be indefinitely reinvested. Until the necessary

Notes to Consolidated Financial Statements

clarifications are subsequently issued by the Treasury Department, the Company cannot reasonably determine if it will continue to indefinitely reinvest the earnings of its foreign subsidiaries. Consequently, the Company cannot currently estimate a potential range of any related income tax effects.

2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit plan and replace it with a non-contributory defined contribution plan. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and years of service. The cost of these defined contribution plans totaled $14,153,000, $13,683,000, and $5,879,000 in 2004, 2003, and 2002, respectively.

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $5,544,000 and $6,077,000 for 2004 and 2003, respectively.

Benefits payable under the Company's U.S. defined benefit pension plan are generally based on career compensation, while its United Kingdom ("U.K.") plans are based on an employee's final salary. The U.S. plan has a September 30 measurement date and the U.K. plans have October 31 measurement dates. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. The Company is not required to make any contributions to its frozen U.S. defined benefit pension plan during 2005. Cash contributions to the Company's U.K. defined benefit plans are expected to total approximately $3,275,000 during 2005.

The following schedule reconciles the funded status of the U.S. and U.K. defined benefit plans with amounts reported in the Company's Consolidated Balance Sheets at December 31, 2004 and 2003:

(in thousands)	**2004**	2003
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 472,340**	$ 466,676
Service cost	**1,719**	1,983
Interest cost	**29,940**	29,791
Actuarial loss (gain)	**13,002**	(16,807)
Benefits paid	**(22,285)**	(19,470)
Foreign currency effects	**9,457**	10,167
Benefit obligation at end of year	**504,173**	472,340
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**402,943**	354,686
Actual return on plan assets	**32,629**	45,976
Employer contributions	**4,836**	12,961
Benefits paid	**(22,285)**	(19,470)
Foreign currency effects	**8,713**	8,790
Fair value of plan assets at end of year	**426,836**	402,943
Funded status of plan	**(77,337)**	(69,397)
Unrecognized net loss	**108,774**	102,750
Unrecognized prior service cost	**174**	243
Net amount recognized	**$ 31,611**	$ 33,596
Amounts recognized in the Consolidated Balance Sheets consist of:		
Minimum pension liability – U.S. pension plan	**$ (62,991)**	$ (56,332)
Minimum pension liability – U.K. pension plans	**(10,902)**	(11,514)
Pension obligations included in other accrued liabilities	**(3,443)**	(3,112)
Intangible assets included in other assets	**1,666**	813
Accumulated other comprehensive loss	**107,281**	103,741
Net amount recognized	**$ 31,611**	$ 33,596

Net periodic benefit cost related to the U.S. and U.K. defined benefit pension plans in 2004, 2003, and 2002 included the following components:

(in thousands)	**2004**	2003	2002
Service cost	**$ 1,719**	$ 1,983	$ 12,566
Interest cost	**29,940**	29,791	30,327
Expected return on assets	**(31,026)**	(30,579)	(27,026)
Net amortization	**–**	1,607	(3,208)
Recognized net actuarial loss	**7,026**	10,181	3,557
Net periodic benefit cost	**$ 7,659**	$ 12,983	$ 16,216

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands)	**2004**	2003
Projected benefit obligation	**$ 504,173**	$ 472,340
Accumulated benefit obligation	**504,173**	472,340
Fair value of plan assets	**426,836**	402,943

The Company reviews the actuarial assumptions of its defined benefit pension plans on an annual basis as of each plan's respective measurement date. Major assumptions used in accounting for the plans were:

	2004	2003
Discount rate	**6.30%**	6.34%
Expected return on plan assets	**8.50%**	8.50%

The expected long-term rate of return on plan assets was based on the plans' asset mix and historical returns on equity securities and fixed income investments. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments. The plans' asset allocation at the respective measurement dates, by asset category for the Company's U.S. and U.K. defined benefit pension plans, was as follows:

	2004	2003
Equity securities	**68.6%**	60.4%
Fixed income investments	**27.6%**	33.3%
Cash	**3.8%**	6.3%
Total asset allocation	**100.0%**	100.0%

The following benefit payments are expected to be paid from the Company's U.S. and U.K. defined benefit pension plans:

(in thousands)	Expected Benefit Payments
2005	$ 21,445
2006	22,252
2007	23,228
2008	24,294
2009	25,743
2010–2014	150,543

3. INCOME TAXES

Income before provision for income taxes consisted of the following:

(in thousands)	**2004**	2003	2002
U.S.	**$ 27,779**	$ 12,153	$ 32,029
Foreign	**9,644**	4,473	6,512
Income before taxes	**$ 37,423**	$ 16,626	$ 38,541

The provision (benefit) for income taxes consisted of the following:

(in thousands)	**2004**	2003	2002
Current:			
U.S. federal and state	**$ 5,775**	$ 4,545	$ 7,264
Foreign	**2,718**	2,816	3,122
Deferred:			
U.S. federal and state	**3,149**	2,602	4,564
Foreign	**609**	(999)	(921)
Provision for income taxes	**$ 12,251**	$ 8,964	$ 14,029

Cash payments for income taxes were $3,365,000 in 2004, $11,077,000 in 2003, and $9,518,000 in 2002.

Notes to Consolidated Financial Statements

The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

(in thousands)	**2004**	2003	2002
Federal income taxes at statutory rate	**$ 13,098**	$ 5,819	$ 13,490
State income taxes net of federal benefit	**791**	216	501
Effect of nondeductible government settlement	**–**	2,912	–
Foreign taxes	**(572)**	912	838
Research credit settlement	**(1,745)**	–	–
Net operating loss utilization	**–**	(1,073)	(159)
Other	**679**	178	(641)
Provision for income taxes	**$ 12,251**	$ 8,964	$ 14,029

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2004, such undistributed earnings totaled $65,864,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs. As disclosed in Note 1 to the consolidated financial statements under "Recent Accounting Pronouncements," the Company is awaiting needed clarifications from the Treasury Department concerning the provision in the American Jobs Creation Act of 2004 ("the Act") related to a special one-time tax deduction for the repatriation of certain foreign dividends to a U.S. taxpayer. In accordance with FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," the Company has delayed recognition of any potential impact of the repatriation provision of the Act beyond the period of enactment (2004), pending clarifications from the Treasury Department.

Deferred income taxes consisted of the following at December 31, 2004 and 2003:

(in thousands)	**2004**	2003
Accrued compensation	**$ 6,003**	$ 5,632
Minimum pension liability	**39,083**	37,761
Self-insured risks	**11,296**	11,073
Deferred revenues	**5,770**	9,090
Postretirement benefits	**2,074**	2,212
Net operating loss carryforwards	**9,358**	10,551
Other	**723**	838
Gross deferred tax assets	**74,307**	77,157
Accounts receivable reserve	**4,533**	2,577
Prepaid pension cost	**10,116**	14,469
Unbilled revenues	**17,277**	17,514
Depreciation and amortization	**11,064**	9,351
Installment sale	**2,528**	–
Other	**513**	838
Gross deferred tax liabilities	**46,031**	44,749
Net deferred tax assets before valuation allowance	**28,276**	32,408
Less: valuation allowance	**(8,091)**	(7,350)
Net deferred tax asset	**$ 20,185**	$ 25,058
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current deferred tax assets included in accrued income taxes	**$ 13,048**	$ 17,480
Current deferred tax liabilities included in accrued income taxes	**(25,035)**	(20,927)
Long-term deferred tax assets included in deferred income tax assets	**43,235**	37,857
Long-term deferred tax liabilities included in deferred income tax assets	**(11,063)**	(9,352)
Net deferred tax assets	**$ 20,185**	$ 25,058

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recorded a valuation allowance related to certain net operating loss carryforwards generated primarily in its international operations. Net operating loss carryforwards not subject to a valuation allowance are expected to be fully realized by the Company in 2005.

4. COMMITMENTS UNDER OPERATING LEASES

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consisted of the following:

(in thousands)	**2004**	2003	2002
Office space	**$ 30,071**	$ 30,483	$ 29,203
Automobiles	**7,884**	9,040	8,925
Computers & equipment	**284**	274	209
Total operating leases	**$ 38,239**	$ 39,797	$ 38,337

At December 31, 2004, future minimum payments under non-cancelable operating leases with terms of more than 12 months are as follows: 2005 – $29,324,000; 2006 – $22,488,000; 2007 – $17,427,000; 2008 – $12,943,000; 2009 – $9,234,000; and thereafter – $19,202,000.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The Company maintains a $70.0 million committed revolving credit line with a syndication of banks in order to meet working capital requirements and other financing needs that may arise. This committed revolving credit line expires October 2006. The Company expects to renew the revolving credit line on or before October 2006 on terms similar to those under the current commitment. As a component of this credit line, the Company maintains a letter of credit facility to satisfy certain contractual obligations. Including $12.2 million committed under the letter of credit facility, the balance of unused lines of credit totaled $20,400,000 at December 31, 2004. Short-term borrowings, including bank overdraft facilities, totaled $37,401,000 and $43,007,000 at December 31, 2004 and 2003, respectively. The weighted-average interest rate worldwide on short-term borrowings was 5.2% during 2004 and 4.8% during 2003.

Long-term debt consisted of the following at December 31, 2004 and 2003:

(in thousands)	**2004**	2003
Senior debt, semi-annual principal repayments of $5,556 due each April and October beginning October 2006 through April 2010, and interest payable semi-annually at 6.08%	**$ 50,000**	$ 50,000
Term loans payable to bank:		
Principal and interest at 4.55%, payable monthly through June 2005	**1,390**	2,089
Principal and interest at 4.75%, payable monthly through March 2006	**263**	564
Capital lease obligations	**1,122**	1,117
Total debt	**52,775**	53,770
Less: current installments	**(1,900)**	(3,106)
Total long-term debt	**$ 50,875**	$ 50,664

The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months and depreciates these assets over the expected useful life.

The senior debt and term loans payable contain various provisions that, among other things, require the Company to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds. These provisions also limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations. Based on these provisions, approximately $18,100,000 of the Company's retained earnings at December 31, 2004 is available for the payment of future cash dividends. The Company was in compliance with its debt covenants as of December 31, 2004.

Scheduled principal repayments of long-term debt, including capital leases, as of December 31, 2004 are as follows:

	Payments Due by Period				
(in thousands)	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Total
Long-term debt, including current portion	$ 1,390	$ 16,930	$ 22,222	$ 11,111	$ 51,653
Capital lease obligations	510	526	77	9	1,122
Total	$ 1,900	$ 17,456	$ 22,299	$ 11,120	$ 52,775

Under the Company's long-term debt and short-term borrowing agreements, the stock of Crawford & Company International, Inc. is pledged as security, and the Company's U.S. subsidiaries have guaranteed certain borrowings of the Company's foreign subsidiaries.

Interest expense on the Company's short-term and long-term borrowings was $5,899,000, $5,858,000, and $4,970,000 for 2004, 2003, and 2002, respectively. Interest paid on the Company's short-term and long-term borrowings was $5,892,000, $5,513,000, and $4,225,000 for 2004, 2003, and 2002, respectively.

6. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: one which provides various claims administration services through branch offices located in the United States ("U.S. Operations") and the other which provides similar services through branch or representative offices located in 62 other countries ("International Operations"). The Company's reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special credits and charges, net corporate interest expense, and income taxes.

Financial information as of and for the years ended December 31, 2004, 2003, and 2002 covering the Company's reportable segments is presented below:

(in thousands)	U.S. Operations	International Operations	Consolidated Totals
2004			
Revenues before reimbursements	**$ 478,137**	**$ 255,430**	**$ 733,567**
Operating earnings	**20,800**	**11,586**	**32,386**
Depreciation and amortization	**11,687**	**6,490**	**18,177**
Capital expenditures	**11,390**	**6,850**	**18,240**
Assets	**314,384**	**256,876**	**571,260**
2003			
Revenues before reimbursements	$ 471,847	$ 219,086	$ 690,933
Operating earnings	23,289	6,751	30,040
Depreciation and amortization	10,762	5,880	16,642
Capital expenditures	18,265	5,552	23,817
Assets	280,460	236,779	517,239
2002			
Revenues before reimbursements	$ 508,734	$ 190,656	$ 699,390
Operating earnings	29,261	7,986	37,247
Depreciation and amortization	12,449	5,285	17,734

The Company's most significant international operations are in the U.K. and Canada, as presented below:

(in thousands)	U.K.	Canada	Other	Total
2004				
Revenues before reimbursements	**$ 82,392**	**$ 64,339**	**$ 108,699**	**$ 255,430**
Long-lived assets	**53,477**	**27,209**	**23,919**	**104,605**
2003				
Revenues before reimbursements	$ 65,412	$ 60,143	$ 93,531	$ 219,086
Long-lived assets	57,797	25,743	15,460	99,000
2002				
Revenues before reimbursements	$ 56,736	$ 55,870	$ 78,050	$ 190,656

Revenues before reimbursements by market type for the years ended December 31, 2004, 2003, and 2002 are presented below:

(in thousands)	**2004**	2003	2002
Insurance companies	**$ 233,531**	$ 229,781	$ 259,090
Self-insured entities	**158,190**	167,526	191,278
Class action services	**86,416**	74,540	58,366
Total U.S. revenues	**478,137**	471,847	508,734
Total international revenues	**255,430**	219,086	190,656
Total revenues before reimbursements	**$ 733,567**	$ 690,933	$ 699,390

Substantially all international revenues were derived from the insurance company market.

Notes to Consolidated Financial Statements

7. ACQUISITIONS

The Company's acquisitions for the years presented were not material individually, or in the aggregate, to the Company's consolidated financial statements. Accordingly, pro forma results of operations are not presented. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the 12 months following the acquisition date and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

During 2004, the Company acquired the net assets of France-based loss adjusting firms Cabinet Mayoussier, Cabinet Tricaud, and TMA ("Mayoussier") for an initial purchase price of $1.4 million, including deferred consideration of $828,000. This acquisition was made to strengthen the Company's position in the French loss adjusting market. The market strength of Mayoussier, the established locations, and the assembled workforce supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. Additional contingent payments due under this agreement may be made through October 2009.

During 2003, the Company recorded the acquisition of Robco Claims Management PTY LTD, a Papau, New Guinea claims adjusting company, for a purchase price of $116,000 in cash, excluding cash acquired. The Company also recorded additional payments of $316,000 to the former owners of Certiser, SA, under the terms of a purchase agreement originally executed in 1999.

During 2002, the Company recorded the acquisition of the operations of Robertson & Company Group ("Robertson") in Australia, a claims adjusting company, for an aggregate initial purchase price of $10,194,000 in cash, excluding cash acquired. This acquisition was made in order to expand the Company's presence in the Australian market. The market strength of Robertson, the established locations, and the assembled workforce supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. The purchase price of Robertson was reduced by $542,000 in 2003 due to a refund received from the Australian government for Goods & Services Taxes associated with the acquisition. The purchase price of Robertson may be further increased based on future earnings through October 31, 2008.

During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters ("CVLA"), an Australian claims administrator; SVS Experts B.V. ("SVS"), a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6,433,000 in cash, excluding cash acquired. In 2002, an additional payment of $138,000 was paid to the former owners of Resin pursuant to the purchase agreement. In 2004, 2003 and 2002, additional payments of $41,000, $91,000 and $96,000, respectively, were paid to the former owners of SVS pursuant to the purchase agreement. There are no additional contingent payments due under the Resin, SVS, LH&M, or CVLA agreements.

During 2000, the Company recorded the acquisition of Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services, for an aggregate initial purchase price of $900,000 in cash, excluding cash acquired. Additional payments of $203,000, $296,000, $230,000, $239,000 and $42,000 in 2004, 2003, 2002, 2001, and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.

The goodwill recognized, fair values of assets acquired, liabilities assumed, and net cash paid for the acquisitions detailed above were as follows:

(in thousands)	**2004**	2003	2002
Goodwill recognized:			
U.S. operations	**$ 492**	$ 296	$ 3,102
International operations	**1,704**	36	7,992
Total goodwill recognized	**2,196**	332	11,094
Fair values of assets acquired	**1,164**	87	5,155
Other liabilities assumed	**(2,743)**	(142)	(2,680)
Cash paid, net of cash acquired	**$ 617**	$ 277	$ 13,569

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 were as follows:

(in thousands)	U.S. Segment	International Segment	Total
Balance at December 31, 2002	$ 27,463	$ 70,335	$ 97,798
Acquired goodwill	296	36	332
Foreign currency effect	–	6,393	6,393
Balance at December 31, 2003	27,759	76,764	104,523
Acquired goodwill	**492**	**1,704**	**2,196**
Foreign currency effect	**–**	**2,691**	**2,691**
Balance at December 31, 2004	**$ 28,251**	**$ 81,159**	**$ 109,410**

8. SPECIAL CREDITS AND CHARGES

During September 2004, the Company completed the sale of an undeveloped parcel of real estate to a limited liability company wholly owned and controlled by a member of the Company's Board of Directors, for a purchase price of $9.7 million. This purchase price represented a premium over an independent appraised value of the property. The Company received net cash of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized on the sale. This credit, net of related income tax expense, increased net income per share by $0.11 per share during 2004.

During November 2003, the Company made an after-tax payment of $8,000,000, or $0.16 per share, under an agreement reached with the U.S. Department of Justice to resolve an investigation of the Company's billing practices.

During 2002, the Company received a cash payment of $6,000,000 from a former vendor in full settlement of a business dispute. This credit, net of related income tax expense, increased net income per share by $0.08 during 2002.

9. CONTINGENCIES

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled approximately $217,910,000 and $178,158,000 at December 31, 2004 and 2003, respectively.

The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2004 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $4,065,000 through 2009, as follows: 2005 – $291,000; 2006 – $88,000; 2007 – $88,000; 2008 – $3,300,000; and 2009 – $298,000.

As part of the $70.0 million Revolving Credit Agreement (disclosed in Note 5 to the consolidated financial statements), the Company maintains a letter of credit facility to satisfy certain contractual requirements. At December 31, 2004, the aggregate amount committed under the facility was $12,200,000.

Notes to Consolidated Financial Statements

The Company has received two related federal grand jury subpoenas which the Company understands have been issued as part of a possible conflicts of interest investigation involving a public entity client of one of the Company's New York offices for Risk Management Services and Healthcare Management. The Company has completed its responses to both of these subpoenas. These subpoenas do not relate to the billing practices of the Company. The Company cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on the Company's financial condition, results of operations, or cash flows, including the effect, if any, on the contract with the client. Although the loss of revenues from this client would not be material to the Company's financial condition, results of operations, and cash flows, the investigation could result in the imposition of civil, administrative or criminal fines or sanctions.

The Company has received a subpoena from the State of New York, Office of the Attorney General, requesting various documents relating to its operations. The Company does not know the full scope or subject matter of the subpoena or any related investigation and cannot predict when the Attorney General's investigation will be completed, its ultimate outcome or its effect on the Company's financial condition, results of operations, or cash flows.

The Company has received notice and anticipates that it will be the subject of an audit under California Labor Code Sections 129 and 129.5 by the Audit Unit, Division of Workers' Compensation, Department of Industrial Relations, State of California ("Audit Unit"). The Audit Unit seeks to audit workers' compensation files which the Company handled on behalf of clients in its El Segundo, California office in 2001 and 2002. This audit relates to a previous audit that the Company underwent in El Segundo in 2000 wherein the Company agreed to the imposition of a civil penalty pursuant to California Labor Code Section 129.5 and submission to this current follow-up audit, among other items. With respect to this current audit, the Company cannot predict when it will be completed, its ultimate outcome, or its effect on the Company's financial condition, results of operations, or cash flows.

10. COMMON STOCK

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

Share Repurchases

In April 1999, the Company's Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2004, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares were repurchased in 2004 or 2003.

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2004, 2003, and 2002, the Company issued 94,454, 101,520, and 57,652 shares, respectively, to employees under this Plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2004, there were 944 shares issued under this Scheme.

Stock Option Plans

The Company has various stock option plans for employees and directors that provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock.

At December 31, 2004, there were 1,695,545 shares available for future option grants under the plans.

The fair value of options, as discussed in Note 1 to the consolidated financial statements, was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	**3.4%**	3.6%	3.6%
Expected volatility	**36%**	34%	33%
Risk-free interest rate	**3.8%**	3.6%	3.7%
Expected life of options	**7 years**	7 years	7 years

All of the outstanding and exercisable options as of December 31, 2004 were for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

	2004		2003		2002	
(shares in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**5,320**	**$ 11**	5,495	$ 12	5,282	$ 13
Options granted	**1,597**	**6**	456	5	891	9
Options exercised	**(36)**	**3**	–	–	(24)	4
Options forfeited and expired	**(1,658)**	**11**	(631)	12	(654)	12
Outstanding, end of year	**5,223**	**10**	5,320	11	5,495	12
Exercisable, end of year	**2,548**	**12**	2,015	12	1,631	12
Weighted-average fair value of options granted during the year:						
Incentive stock options		**$1.27**		$1.27		$2.23
Nonqualified stock options		**1.48**		1.21		2.35

Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding at December 31, 2004 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/04	Weighted-Average Exercise Price
$ 2.40 to 8.50	1,820	8.8	$ 5.76	183	$ 4.76
8.51 to 12.50	2,025	4.6	10.32	1,187	10.60
12.51 to 17.50	1,244	2.1	13.99	1,044	14.23
17.51 to 19.50	134	3.0	18.93	134	18.93
2.40 to 19.50	5,223	5.4	9.83	2,548	12.11

11. SUBSEQUENT EVENTS

On February 1, 2005, the Company's Board of Directors approved, subject to shareholder approval, the creation of a new "Crawford & Company Executive Stock Bonus Plan" and authorized the Company to issue up to four million shares of the Company's Class A Common Stock for this new plan. Compensation expense under the new plan will be recognized in accordance with SFAS 123R. Under SFAS 123R, compensation expense is recognized ratably over the service period of the stock award, based on the grant date value of the stock. The new plan has two separate components consisting of the Crawford Performance Share Plan and the Crawford Restricted Stock Plan.

The Crawford Performance Share Plan component is intended to substantially replace the existing Crawford Stock Option Plan. Stock options outstanding under the existing Crawford Stock Option Plan will continue to vest in accordance with the existing provisions. Under the new plan, key employees of the Company will be eligible to receive shares of the Company's Class A Common Stock upon the achievement of certain individual and corporate objectives. Shares granted under this component of the new plan will be determined at the discretion of the Compensation Committee of the Company's Board of Directors at the beginning of each year and will vest ratably over five years, subject to the required service period of each award recipient.

Under the Crawford & Company Restricted Stock Plan component, the Company may elect to pay up to 25% of certain employee bonus plans in restricted shares of the Company's Class A Common Stock. Employees receiving shares under this component of the plan will have restrictions on the ability to sell the shares. Such restrictions will lapse at the rate of one-half the shares awarded for each year the employee remains employed by the Company following the incentive plan year. Shares awarded under this component of the plan will be eligible for dividends declared on the Company's Class A Common Stock during the vesting period.

Management's Report on Responsibility for Financial Reporting

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors, and appointed by the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.



Thomas W. Crawford
President and
Chief Executive Officer



John F. Giblin
Executive Vice President
and Chief Financial Officer



W. Bruce Swain
Senior Vice President,
Controller, and Chief
Accounting Officer

Atlanta, Georgia
March 11, 2005

Management's Report on Internal Controls over Financial Reporting

The management of Crawford & Company is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal controls over financial reporting are a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal controls over financial reporting include those policies and procedures that:

(i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* and the Public Company Accounting Oversight Board ("PCAOB").

Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2004.

Management's assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report dated March 11, 2005, which is included herein.



Thomas W. Crawford
President and
Chief Executive Officer



John F. Giblin
Executive Vice President
and Chief Financial Officer



W. Bruce Swain
Senior Vice President,
Controller, and Chief
Accounting Officer

Atlanta, Georgia
March 11, 2005

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Crawford & Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 11, 2005

Report of Independent Registered Public Accounting Firm on Management's Assessment of Internal Control over Financial Reporting

To the Shareholders and Board of Directors of Crawford & Company:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion thereon.


Ernst + Young LLP

Atlanta, Georgia
March 11, 2005

Selected Financial Data

For the years ended December 31,	**2004**	2003	2002	2001	2000
(in thousands, except per share data)					
Revenues Before Reimbursements	**$ 733,567**	$ 690,933	$ 699,390	$ 725,539	$ 712,174
Operating Earnings [(1)]	**32,386**	30,040	37,247	56,028	65,569
Net Income	**25,172**	7,662	24,512	29,445	25,348
Net Income Per Share:					
Basic	**0.52**	0.16	0.50	0.61	0.52
Diluted	**0.51**	0.16	0.50	0.61	0.52
Operating Margin	**4.4%**	4.3%	5.3%	7.7%	9.2%
Current Assets	**344,707**	302,663	272,025	261,284	264,187
Total Assets	**571,260**	517,239	474,776	431,415	458,351
Current Liabilities	**214,323**	187,171	148,249	156,307	157,639
Long-Term Debt, Less Current Installments	**50,875**	50,664	49,976	36,378	36,662
Total Debt	**90,176**	96,777	81,488	73,144	81,298
Shareholders' Investment	**194,833**	172,594	159,431	188,300	217,767
Total Capital	**285,009**	269,371	240,919	261,444	299,065
Current Ratio	**1.6:1**	1.6:1	1.8:1	1.7:1	1.7:1
Total Debt-to-Total Capital	**31.6%**	35.9%	33.8%	28.0%	27.2%
Return on Average Shareholders' Investment	**13.7%**	4.6%	14.1%	14.5%	10.8%
Cash Flows from Operating Activities	**35,751**	37,201	52,031	63,072	55,094
Cash Flows from Investing Activities	**(16,579)**	(23,721)	(33,371)	(28,275)	(28,297)
Cash Flows from Financing Activities	**(22,238)**	(4,377)	(11,099)	(34,126)	(21,421)
Shareholders' Equity Per Share	**3.99**	3.54	3.28	3.88	4.49
Cash Dividends Per Share:					
Class A Common Stock	**0.24**	0.24	0.32	0.56	0.55
Class B Common Stock	**0.24**	0.24	0.32	0.56	0.55
Weighted-Average Shares Outstanding:					
Basic	**48,773**	48,668	48,580	48,492	48,845
Diluted	**48,996**	48,776	48,664	48,559	48,933

(1) Earnings before special credits and charges, amortization of goodwill, net corporate interest expense, minority interest, and income taxes. For a reconciliation of operating earnings to net income, see page 19 of this annual report.

Quarterly Financial Data (unaudited)
Dividend Information and Common Stock Quotations

2004	**First**	**Second**	**Third**	**Fourth**	**Full Year**
(in thousands, except per share data)					
Revenues before reimbursements	**$ 169,855**	**$ 172,016**	**$ 185,870**	**$ 205,826**	**$ 733,567**
Special credit	**–**	**–**	**8,573**	**–**	**8,573**
Pretax income	**3,757**	**6,265**	**15,478**	**11,923**	**37,423**
Net income	**2,389**	**5,540**	**9,525**	**7,718**	**25,172**
Net income per share – basic	**0.05**	**0.11**	**0.20**	**0.16**	**0.52**
Net income per share – diluted[A]	**0.05**	**0.11**	**0.20**	**0.16**	**0.51**
Cash dividends per share:					
Class A Common Stock	**0.06**	**0.06**	**0.06**	**0.06**	**0.24**
Class B Common Stock	**0.06**	**0.06**	**0.06**	**0.06**	**0.24**
Common stock quotations:[B]					
Class A – High	**7.07**	**5.24**	**6.50**	**7.68**	**7.68**
Class A – Low	**4.73**	**4.50**	**4.55**	**6.26**	**4.50**
Class B – High	**7.23**	**5.56**	**6.76**	**8.28**	**8.28**
Class B – Low	**4.75**	**4.60**	**4.53**	**6.48**	**4.53**

2003	First	Second	Third	Fourth	Full Year
(in thousands, except per share data)					
Revenues before reimbursements	$ 167,258	$ 176,310	$ 172,234	$ 175,131	$ 690,933
Special charge	–	–	–	(8,000)	(8,000)
Pretax income (loss)	5,108	9,514	(1,279)	3,283	16,626
Net income (loss)	3,249	6,051	(3,726)	2,088	7,662
Net income (loss) per share – basic[A]	0.07	0.12	(0.08)	0.04	0.16
Net income (loss) per share – diluted[A]	0.07	0.12	(0.08)	0.04	0.16
Cash dividends per share:					
Class A Common Stock	0.06	0.06	0.06	0.06	0.24
Class B Common Stock	0.06	0.06	0.06	0.06	0.24
Common stock quotations:[B]					
Class A – High	4.90	5.55	7.02	7.39	7.39
Class A – Low	3.41	3.87	4.90	6.92	3.41
Class B – High	5.91	6.49	7.10	7.36	7.36
Class B – Low	3.90	4.16	4.95	6.92	3.90

(A) Due to the method used in calculating per share data as prescribed by SFAS 128, "Earnings Per Share," the quarterly per share data does not total to the full year per share data.

(B) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.

The approximate number of record holders of the Company's stock as of December 31, 2004: Class A - 2,043 and Class B - 714.

Directors & Executive Management

DIRECTORS

Jesse C. Crawford
Chairman of the Board,
President, Crawford Communications, Inc.

James D. Edwards
Retired Partner of Arthur Andersen LLP

Robert T. Johnson
Retired Partner of Arthur Andersen LLP

J. Hicks Lanier
Chairman of the Board and Chief Executive Officer, Oxford Industries, Inc.

Larry L. Prince
Chairman of the Board,
Genuine Parts Company

Clarence H. Ridley
Chairman of the Board,
Haverty Furniture Companies, Inc.

John A. Williams
President and Chief Executive Officer,
Corporate Holdings, LLC

E. Jenner Wood, III
Chairman, President, and Chief Executive Officer, SunTrust Bank Central Group

EXECUTIVE MANAGEMENT

Thomas W. Crawford
President and Chief Executive Officer

Jeffrey T. Bowman
President, International Operations

John F. Giblin
Executive Vice President and
Chief Financial Officer

Kevin B. Frawley
Executive Vice President,
Financial Administration Services

William L. Beach
Senior Vice President, Human Resources

Robert J. Cormican
Senior Vice President,
Compliance, Quality, and Training

Robert R. Kulbick
Senior Vice President,
Risk Management Services

Larry A. Mattingly
Senior Vice President,
Healthcare Management Services

Philip G. Porter
Senior Vice President,
Claims Management Services

Peter J. Rescigno
Senior Vice President,
General Counsel, Corporate Secretary

Michael J. Sherin
Chairman,
GCG/Class Action Services

Shareholder Information

CORPORATE HEADQUARTERS
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.256.0830

INQUIRIES
Individuals seeking financial data should contact:
Investor Relations, John F. Giblin,
Chief Financial Officer 404.847.4571

FORM 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:
Corporate Secretary
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.847.4551

ANNUAL MEETING
The Annual Meeting of shareholders will be held at 2:00 p.m. on April 26, 2005, at the corporate headquarters of Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342

TRANSFER AGENT
SunTrust Bank, Atlanta
Stock Transfer Department
P.O. Box 4625
Atlanta, Georgia 30302
1.800.568.3476

TRADING INFORMATION
Crawford & Company lists its common shares on the New York Stock Exchange under the symbols CRDA and CRDB.

INTERNET ADDRESS
www.crawfordandcompany.com

CERTIFICATIONS
In 2004, Crawford & Company's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Crawford's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Crawford's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Crawford's public disclosures in its fiscal 2004 reports.


Crawford®

Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA 30342

www.crawfordandcompany.com